UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders

and

Information Circular

March 7, 2014

www.methanex.com

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: 604 661 2600 Facsimile: 604 661 2602 www.methanex.com

March 7, 2014

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors of Methanex Corporation, I would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Pan Pacific Hotel, Crystal Pavilion A in Vancouver, British Columbia on Wednesday, April 30, 2014 at 11:00 a.m.

The Annual General Meeting is a great opportunity to learn about our strategy for the future and review our 2013 performance. Attending the meeting also provides you with an excellent opportunity to meet the Company’s directors and senior management and ask them any questions you may have.

We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live on the Investor Relations section of our website: www.methanex.com.

Sincerely,

John Floren

President & Chief Executive Officer

i

METHANEX CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Wednesday, April 30, 2014

TIME:	11:00 a.m. (Pacific Time)

PLACE:	Crystal Pavilion A Pan Pacific Hotel 999 Canada Place Vancouver, British Columbia

The Meeting is being held for the following purposes:

1.	to receive the Consolidated Financial Statements for the financial year ended December 31, 2013 and the Auditors’ Report on such statements;

2.	to elect directors;

3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;

4.	to consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular; and

5.	to transact such other business as may properly come before the Meeting.

If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 or forward it to CST Trust Company using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any postponement or adjournment thereof.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

Wendy Bach
Senior Vice President, Corporate Resources and General Counsel

ii

METHANEX CORPORATION

INFORMATION CIRCULAR

Information contained in this Information Circular is given as at March 7, 2014 unless otherwise stated.

PART I VOTING

Solicitation of proxies

This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.

It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 20, 2014 to holders of common shares of the Company (“Common Shares”).

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on March 3, 2014 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As of March 7, 2014, there were 96,435,581 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights of the Company was Fidelity Management & Research Company1. Based on the information filed by them on February 10, 2014, Fidelity Management & Research Company holds 10,258,750 Common Shares, representing approximately 10.6% of the voting rights attached to the Company’s voting securities.

Can I vote Common Shares that I acquired after the Record Date (March 3, 2014)?

No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting.

How do I vote?

If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote by proxy or vote in person at the Meeting.

Voting by proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “How do I revoke a proxy?” on page 3).

[1]	The above information was obtained by the Company from early warning reports available at www.sedar.com. Shares owned by Fidelity Management & Research Company may include shares owned by certain of its affiliates and associates, as set forth in its early warning report dated February 7, 2014.

Voting in person

Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.

What if I am not a Registered Shareholder?

Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.

Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.

If you wish to vote in person at the Meeting, you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. You will not need to complete any voting or proxy form as your vote will be taken at the Meeting. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.

What is a proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the enclosed proxy form, or any other valid proxy form, to appoint a proxyholder. The enclosed proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting.

If you are a Registered Shareholder and you complete the enclosed proxy, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my shares be voted if I give my proxy?” below.

How do I appoint a proxyholder?

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CST Trust Company within the time specified below for receipt of proxies.

If you leave the space on the proxy form blank, either Thomas Hamilton or John Floren, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Hamilton is Chairman of the Board and Mr. Floren is the President & Chief Executive Officer of the Company.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares (or the holder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, CST Trust Company, in the envelope provided or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof.

How will my shares be voted if I give my proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder will vote your shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Hamilton or Mr. Floren has been appointed as proxyholder, your shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Part II BUSINESS OF THE MEETING.” The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of

Annual General Meeting of Shareholders and any other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as he or she considers best.

How do I revoke a proxy?

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.

If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CST Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1 604 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your shares in person at the Meeting.

Who pays for this solicitation of proxies?

The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

Who counts the votes?

The Company’s transfer agent, CST Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

How do I contact the transfer agent?

If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, CST Trust Company, as follows:

Email:	inquiries@canstockta.com
Toll-free:	1 800 387 0825
Telephone:	1 416 682 3860
Mail:	CST Trust Company PO Box 700 Station B Montreal, Quebec H3B 3K3

The Company’s co-registrar and co-transfer agent in the United States is American Stock Transfer & Trust Company LLC; however, all shareholder inquiries should be directed to CST Trust Company.

PART II BUSINESS OF THE MEETING

RECEIVE THE FINANCIAL STATEMENTS

The Company’s consolidated financial statements for the year ended December 31, 2013 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which has been mailed to Registered Shareholders as required under the Canada Business Corporations Act (“CBCA”) and to non-registered shareholders who have requested such financial statements.

ELECTION OF DIRECTORS

The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed in accordance with applicable law. The Company has a majority voting policy for election of directors that is described on page 19. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The bylaws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 7, 2014, the directors resolved that the Board shall consist of 11 directors, such size being consistent with effective decision-making.

The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 18, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.

The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them as at the date of this Information Circular and which standing committees (each a “Committee”) of the Board such existing directors are members. In the case of Mr. Aitken, who retired as President & Chief Executive Officer (“CEO”) of the Company at the end of 2012, and Mr. Floren, who was appointed President & CEO of the Company effective January 2013, the table also includes the number of Performance Share Units (“PSUs”) that they hold. Information regarding Mr. Floren’s stock options and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 47. The following table also sets out whether a nominee is independent or not independent. See page 15 for information on how director independence is determined. All amounts are in Canadian dollars.

BRUCE AITKEN

Age: 59

Vancouver, BC, Canada

Director since: July 2004

Not Independent

Committee memberships as at the date of the Information Circular:

- Public Policy Committee

- Responsible Care Committee

Mr. Aitken is a corporate director. He was President & CEO of the Company from May 2004 until his retirement at the end of 2012. Prior to this, Mr. Aitken was President & Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific of the Company (based in New Zealand). He has also held the position of Vice President, Corporate Development (based in Vancouver). He was an employee of the Company and its predecessor methanol companies for approximately 22 years. Prior to joining the Company, Mr. Aitken worked in various executive roles for Fletcher Challenge Ltd. in New Zealand.

Mr. Aitken has a Bachelor of Commerce degree from the University of Auckland and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Public Policy Committee Responsible Care Committee		6 of 6 2 of 2 3 of 3	11 of 11	100%	None
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total PSUs, DSUs and RSUs(2)(3)(4) (#)	Total of Common Shares, PSUs (50% of balance), DSUs and RSUs (#)	Total Market Value of Common Shares, PSUs (50% of balance), DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
136,289	124,618	200,823	13,503,339	360,000	Yes

HOWARD BALLOCH

Age: 62

Beijing, China

Director since: December 2004

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Public Policy Committee (Chair)

Mr. Balloch is a corporate director and private investor resident in Beijing, China. From 2002 to 2011, he was President of The Balloch Group (TBG), a Beijing-based investment advisory and merchant banking firm he founded following his retirement as Canadian Ambassador to China, a position he had held since early 1996. TBG was acquired by Canaccord Genuity in 2011 and Mr. Balloch served as the Chairman of its Asian operations until he stepped down in March 2013.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a master’s degree in International Relations, both from McGill University, Montreal.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Public Policy Committee (Chair)		6 of 6 6 of 6 2 of 2	14 of 14	100%	BeiKai Capital (private) (since 2011) Ivanhoe Energy Inc. (since 2002)
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
1,700	43,848	45,548	3,062,648	360,000	Yes

PHILLIP COOK

Age: 67

Austin, Texas, USA

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Public Policy Committee

- Responsible Care Committee (Chair)

Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company (“Dow Chemical”) from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals and Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products and Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Public Policy Committee Responsible Care Committee (Chair)		6 of 6 2 of 2 3 of 3	11 of 11	100%	Cockrell School of Engineering Advisory Board (since 2004) and the Environmental Sciences Institute Advisory Board (since 2010) of the University of Texas at Austin (educational institution)
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
20,000	6,905	26,905	1,809,092	360,000	Yes

	JOHN FLOREN Age: 55 Eastham, Massachusetts, USA Director since: January 2013 Not Independent

Mr. Floren has been President & CEO of the Company since January 2013. Prior to this appointment, Mr. Floren was Senior Vice President, Global Marketing & Logistics of the Company from June 2005 and prior to that, Director, Marketing & Logistics, North America from May 2002. He has been an employee of the Company for approximately 14 years and has worked in the chemical industry for over 28 years.

Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He is also a graduate of the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. Most recently he attended the Directors Education Program at the Institute of Corporate Directors.

2013 Board / Committee Memberships(7)		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board		6 of 6	6 of 6	100%	None
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total PSUs and DSUs(2)(3) (#)	Total of Common Shares, PSUs (50% of balance) and DSUs (#)	Total Market Value of Common Shares, PSUs (50% of balance) and DSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
83,906	91,876	129,844	8,730,711	3,770,000	Yes

	THOMAS HAMILTON Age: 70 Houston, Texas, USA Director since: May 2007 Independent

Mr. Hamilton has been Chairman of the Board of the Company since May 2010. He has been co-owner of Medora Investments, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies including BP, Standard Oil Company and ExxonMobil Corp.

Mr. Hamilton holds a Master of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

2013 Board / Committee Memberships(8)		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board		6 of 6	6 of 6	100%

FMC Technologies, Inc. (since 2001)

HCC Insurance Holdings, Inc. (since 2008)

Hercules Offshore Inc. (since 2004)

Mental Health and Mental Retardation Authority, Harris County, Texas (non-profit quasi-government agency) (since 2000)

Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
24,000	13,209	37,209	2,501,933	720,000	Yes

ROBERT KOSTELNIK

Age: 62

Corpus Christi, Texas, USA

Director since: September 2008

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee

- Responsible Care Committee

Mr. Kostelnik has been a principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States. Prior to this, he was President and Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011. Mr. Kostelnik held the position of Vice President of Refining for CITGO Petroleum Corporation from July 2006 until his retirement in 2007. He held a number of senior positions during his 16 years with CITGO. Previously, Mr. Kostelnik held various management positions at Shell Oil Company.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) from the University of Missouri and is a Registered Professional Engineer.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Responsible Care Committee		6 of 6 2 of 2 3 of 3	11 of 11	100%	Association of Chemical Industry of Texas (industry association) (since 2004) HollyFrontier Corporation (since 2010)
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
18,300	8,305	26,605	1,788,920	360,000	Yes

DOUGLAS MAHAFFY(9)

Age: 68

Toronto, Ontario, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee

- Human Resources Committee

Mr. Mahaffy is a corporate director. He was Chairman of McLean Budden Limited from February 2008 until March 2010. Prior to that, he held the position of Chairman and Chief Executive Officer of McLean Budden from October 1989 to February 2008. Mr. Mahaffy was also President of McLean Budden from October 1989 until September 2006. McLean Budden (now MFS Canada) was an investment management firm that manages over $30 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Master of Business Administration from York University, Toronto.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee		6 of 6 2 of 2 3 of 3	11 of 11	100%	Canada Pension Plan Investment Board (government agency) (since 2009) Sunnybrook Health Sciences Centre, (academic health sciences centre), Common Investment Committee (since 2011)
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
Nil	41,799	41,799	2,810,565	360,000	Yes

A. TERENCE (TERRY) POOLE

Age: 71

Calgary, Alberta, Canada

Director since: February 1994(10)

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee (Chair)

- Public Policy Committee

Mr. Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation, a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a member of Financial Executives International.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee (Chair)(11) Public Policy Committee		6 of 6 6 of 6 2 of 2	14 of 14	100%	Pengrowth Energy Corporation (since 2005)
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
36,500	46,081	82,581	5,552,746	360,000	Yes

JOHN REID

Age: 66

Vancouver, British Columbia, Canada

Director since: September 2003

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Human Resources Committee (Chair)

Mr. Reid is a corporate director. Mr. Reid held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005. Prior to that position, he was Executive Vice President and Chief Financial Officer of Terasen for two years.

Mr. Reid has an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee (Chair)		6 of 6 6 of 6 3 of 3	15 of 15	100%	Corix Infrastructure Inc. (private) (since 2006) Finning International Inc. (since 2006)
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Stock Ownership Requirements?(6)
10,000	42,112	52,112	3,504,011	360,000	Yes

JANICE RENNIE

Age: 56

Edmonton, Alberta, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Human Resources Committee

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta and the Institute of Corporate Directors.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee		6 of 6 6 of 6 3 of 3	15 of 15	100%

Greystone Capital Management Inc. (private) (since 2003)

Major Drilling Group International Inc. (since 2010)

Teck Resources Limited (since 2007)

West Fraser Timber Co. Ltd. (since 2004)

WestJet Airlines Limited (since 2011)

Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
2,000	19,895	21,895	1,472,220	360,000	Yes

MONICA SLOAN

Age: 60

Calgary, Alberta, Canada

Director since: September 2003

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee (Chair)

- Responsible Care Committee

Ms. Sloan is a corporate director. She was Chief Executive Officer of Intervera Ltd. from January 2004 to December 2008. Intervera provided data quality products and services to the energy industry. Prior to this position, Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan holds a Master of Engineering from Stanford University and a Master of Business Administration from the Harvard Graduate School of Business Administration.

2013 Board / Committee Memberships		2013 Attendance	Total 2013 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee (Chair) Responsible Care Committee		6 of 6 2 of 2 3 of 3	11 of 11	100%	Aecon Group Inc. (since 2013) The Balancing Pool of Alberta (a non-profit statutory corporation) (since 2013)
Share and Share Equivalents Held as of March 7, 2014:
Common Shares(1) (#)	Total DSUs and RSUs(2)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
4,000	49,347	53,347	3,587,052	360,000	Yes

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For information on Deferred Share Units, see “Deferred Share Unit Plan (Director DSUs)” on page 24.

(3)	For information on Performance Share Units, see “Performance Share Unit Plan” on page 39. Non-management directors are not eligible to participate in this plan.

(4)	For information on Restricted Share Units, see “Long-Term Incentive Awards—Restricted Share Unit Plan for Directors” on page 24.

(5)	This value is calculated using $67.24, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 90-day period ending March 7, 2014.

(6)	See page 28 for more information on director share ownership requirements. See page 45 for more information on Mr. Floren’s share ownership requirements as President & CEO of the Company.
(7)	Mr. Floren was not a member of any Committee in 2013, but attended Committee meetings in his capacity as President & CEO of the Company.
(8)	Mr. Hamilton is not a member of any Committee, but attends Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.
(9)	Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (the “CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly owned subsidiary of the United States Steel Corporation.
(10)	Mr. Poole resigned as a director of the Company in June 2003 and was reappointed in September 2003.
(11)	Mr. Poole has been designated as the “audit committee financial expert.”

Summary of Board and Committee Meetings

For the 12-month period ending December 31, 2013

Board of Directors	6
Audit, Finance and Risk Committee	6
Corporate Governance Committee	2
Human Resources Committee	3
Public Policy Committee	2
Responsible Care Committee	3

Summary of Attendance of Directors at Board and Committee Meetings

For the 12-month period ending December 31, 2013

Director	Board Meetings Attended (#)	Board Meetings Attended (%)	Committee Meetings Attended		Committee Meetings Attended (%)	Total Board and Committee Meetings Attended
			(#)	Committee		(#)	(%)
Bruce Aitken	6 of 6	100	2 of 2	Public Policy	100	11 of 11	100
			3 of 3	Responsible Care	100
Howard Balloch	6 of 6	100	6 of 6	Audit, Finance and Risk	100	14 of 14	100
			2 of 2 (Chair)	Public Policy	100
Phillip Cook	6 of 6	100	2 of 2	Public Policy	100	11 of 11	100
			3 of 3 (Chair)	Responsible Care	100
John Floren(1)	6 of 6	100	—		—	6 of 6	100
Thomas Hamilton(2)	6 of 6	100	—		—	6 of 6	100
Robert Kostelnik	6 of 6	100	2 of 2	Corporate Governance	100	11 of 11	100
			3 of 3	Responsible Care	100
Douglas Mahaffy	6 of 6	100	2 of 2	Corporate Governance	100	11 of 11	100
			3 of 3	Human Resources	100
A. Terence Poole	6 of 6	100	6 of 6 (Chair)	Audit, Finance and Risk	100	14 of 14	100
			2 of 2	Public Policy	100
John Reid	6 of 6	100	6 of 6	Audit, Finance and Risk	100	15 of 15	100
			3 of 3 (Chair)	Human Resources	100
Janice Rennie	6 of 6	100	6 of 6	Audit, Finance and Risk	100	15 of 15	100
			3 of 3	Human Resources	100
Monica Sloan	6 of 6	100	2 of 2 (Chair)	Corporate Governance	100	11 of 11	100
			3 of 3	Responsible Care	100
Total		100			100		100

(1)	In 2013, Mr. Floren attended all Committee meetings in his capacity as President & CEO of the Company.
(2)	In 2013, Mr. Hamilton attended all Committee meetings, except one Audit, Finance and Risk Committee meeting, on an ex-officio basis in his capacity as Chairman of the Board of the Company.

REAPPOINTMENT AND REMUNERATION OF AUDITORS

The directors of the Company recommend the reappointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.

The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.

Principal Accountant Fees and Services

Pre-Approval Policies and Procedures

The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2013 and December 31, 2012 are as follows:

US$000s	2013	2012
Audit Fees	1,653	1,913
Audit-Related Fees	125	31
Tax Fees	68	103
Total	1,846	2,047

Each fee category is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

ADVISORY “SAY ON PAY” VOTE ON APPROACH TO EXECUTIVE COMPENSATION

A detailed discussion of our approach to executive compensation is provided in the Executive Compensation Discussion and Analysis that begins on page 30 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality and high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

Important elements of our executive compensation program are designed to be dependent upon measures that align with returns to shareholders. For the executive officers, a significant percentage of the short-term incentive award is dependent on achieving certain levels of “Modified Return on Capital Employed” but also on a broad variety of measures that we believe drive our share price. In the case of the long-term incentive plan, the value of PSUs is dependent upon the compounded shareholder return calculated over a three-year period and stock options/Stock Appreciation Rights (“SARs”) (which vest over a three-year period) and have no value if the underlying share price does not increase.

We also believe in the importance of executives owning Common Shares to more fully align management with the interests of shareholders and focus activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, the CEO and all other executive officers have significant share ownership requirements.

At the 2011 annual meeting, we held our first annual advisory vote on executive compensation (commonly referred to as a “say on pay vote”) and 98.8% of shares were voted in favour of accepting the Company’s approach to executive compensation. At the 2012 and 2013 annual meetings the same vote was held and 99.1% and 98.57%, respectively, of shares voted in favour. It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board has also put in place a web-based survey to enable shareholders to give feedback on our approach to executive compensation. See page 20 for more information on the survey.

This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders through the web-based survey, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2014 annual meeting of shareholders.

The Board unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.

The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Market. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.

1.	Board of Directors

The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.

2014 Board Objectives

Every year the Board establishes a set of “Board Objectives” which are dominant themes that the Board wishes to focus particular attention on during the year. In late 2013, the Board established several key objectives for 2014 including:

•	continue to focus on Responsible Care;

•	ensure smooth completion of the CEO transition;

•	provide close stewardship of key pieces of the growth strategy;

•	develop a better understanding of asset-life issues; and

•	provide close stewardship of gas issues in Egypt and Trinidad.

The status of each objective is discussed at each Board meeting.

Committees of the Board of Directors

The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. In addition, from time to time the Board may establish an ad hoc committee for discussing matters of a special nature.

All current Committee members, with the exception of the Company’s former President & CEO, Mr. Bruce Aitken, have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2013, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its members and a summary of its key responsibilities.

Committee	Members	Meetings in 2013 (#)	Overall Attendance (%)	Summary of Key Responsibilities
Audit, Finance and Risk Committee(1)	A. Terence Poole (Chair)(2) Howard Balloch John Reid Janice Rennie	6	100

•    assisting the Board in fulfilling its oversight responsibility relating to:

•    the integrity of the Company’s financial statements

•    the financial reporting process

•    systems of internal accounting and financial controls

•    professional qualifications and independence of the external auditors

•    performance of the external auditors

•    risk management processes

•    financing plans and pension plans

•    compliance by the Company with ethics policies and legal and regulatory requirements

Corporate Governance Committee	Monica Sloan (Chair) Robert Kostelnik Douglas Mahaffy	2	100

•    establishing the appropriate composition and governance of the Board, including compensation of all non-management directors

•    recommending nominees for election or appointment as directors

•    annually assessing and enhancing the performance of the Board, Board Committees and Board members

•    shaping the corporate governance of the Company and developing corporate governance principles for the Company

•    monitoring compliance by the Company with ethics policies and legal and regulatory requirements

•    providing oversight of the director education program

Human Resources Committee	John Reid (Chair) Douglas Mahaffy Janice Rennie	3	100

•    approving the goals and objectives of the CEO and evaluating his performance

•    reviewing and recommending to the Board for approval the remuneration of the Company’s executive officers

•    approving the remuneration of all other employees on an aggregate basis

•    reviewing the Company’s compensation policies and practices from a risk perspective

•    approving the executive compensation discussion and analysis

•    reporting on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs

•    recommending grants and administrative matters in connection with the long-term incentive plan

Public Policy Committee	Howard Balloch (Chair) Bruce Aitken Phillip Cook A. Terence Poole	2	100

•    reviewing public policy matters that have a significant impact on the Company, including those relating to government relations and public affairs

•    overseeing the Company’s Social Responsibility Policy

Responsible Care Committee	Phillip Cook (Chair) Bruce Aitken Robert Kostelnik Monica Sloan	3	100

•    reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company

•    overseeing the Company’s Responsible Care Policy and reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care

(1)	The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2013.
(2)	Mr. Poole has been designated as the “audit committee financial expert.”

Director Independence

Independence Status of Directors

Name	Management	Independent	Not Independent
Bruce Aitken			x
Howard Balloch		x
Phillip Cook		x
John Floren	x		x
Thomas Hamilton		x
Robert Kostelnik		x
Douglas Mahaffy		x
A. Terence Poole		x
John Reid		x
Janice Rennie		x
Monica Sloan		x

Nine of the 11 nominees (82%) who are standing for election to the Board have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations. Mr. Floren is the President & CEO of the Company and is therefore not independent. Mr. Aitken is not independent as he was President & CEO of the Company until his retirement at the end of 2012.

In accordance with our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these committees must be composed wholly of independent directors. In addition, our Corporate Governance Principles provide that if the Chairman of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.

In 2013, all Committees were constituted exclusively of independent directors with the exception of the Public Policy and Responsible Care Committees. Mr. Aitken is a member of these two Committees and subsequent to his retirement as President & CEO at the end of 2012, Mr. Aitken will not be considered independent until three years have passed from his date of retirement. Mr. Floren, in his capacity as President & CEO of the Company, and Mr. Hamilton, in his capacity as Chairman of the Board, attend Committee meetings.

Other Directorships and Interlocking Relationships

Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors”.

There are currently no nominees who serve together as directors on the boards of other corporations or acted together as trustees for other entities.

In Camera Sessions

Following each in-person meeting of the Board, an “in camera” session is held at which only independent directors are in attendance as provided in our Corporate Governance Principles. In addition, an in camera session is usually held following each in-person Committee meeting. In 2013, there were a total of 20 in camera sessions of non-management directors held after Board and Committee meetings.

Meeting Attendance Records

The combined Board and Committee meeting attendance rate for all directors in 2013 was 100%. For information concerning the number of Board and Committee meetings held in 2013, as well as the attendance record of each director for those meetings, see the chart on page 10.

2.	Board Mandate

Section 3 of the Company’s Corporate Governance Principles contains the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.

3.	Position Descriptions

Board Chairman and Committee Chairs

The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board, each Committee Chair and for Individual Directors. These Terms of Reference can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.

President & Chief Executive Officer

The President & CEO has a written position description that sets out the position’s key responsibilities. In addition, the President & CEO has specific annual corporate and personal performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 36 for more complete information on these objectives.

Retirement Policy

The Board has determined that there should not be a mandatory retirement age for directors. The Company relies on the annual evaluation of individual directors to monitor the effectiveness of each director’s contribution. The Corporate Governance Principles establish that there should not be cumulative term limits for directors and state as follows:

Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.

4.	Orientation and Continuing Education

To familiarize directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, all directors are provided with information covering a wide range of topics including:

•	duties of directors and directors’ liabilities

•	board and committee governance documents

•	the Company’s Code of Business Conduct

•	strategic plans, operational reports and budgets

•	important corporate policies

•	recent regulatory filings and analyst reports

•	our corporate and organizational structure

Updated information is provided to all directors on an ongoing basis. In addition, the Company encourages directors to meet with senior management and to visit our operations and plant locations.

The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”) and the Company pays the cost of this membership. A number of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials. Furthermore, the Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education.

The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.

The Board and its Committees received a number of presentations in 2013 focused on deepening the Board’s knowledge of the business, the industry and the key risks and opportunities facing the Company. Presentation topics included country updates on Egypt and Trinidad & Tobago, green methanol technologies, an overview of the coal industry and its implications for methanol, and the Company’s marketing and logistics product stewardship program.

In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities. In November 2013, the Board met in Medicine Hat, Alberta where the Company has a production facility. This site visit gave directors an opportunity to receive various presentations focused on the Medicine Hat facility, including potential future projects, environmental regulations and the local community. The visit also gave directors an extended opportunity to interact with employees, business associates and government officials as well as tour the methanol production facility. The Board also conducts an annual one-day strategy session that provides detailed information on the business environment and trends affecting the Company. In 2013, all directors attended all internal Board education sessions.

5.	Ethical Business Conduct

Code of Business Conduct

The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. It provides a set of standards meant to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of the Code can be found on our website. A printed version is also available upon request to the Corporate Secretary of the Company.

The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and the results of surveys designed to determine employee understanding and awareness of the Code.

The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and that the Vice President, Legal shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chairman of the Board and the Chair of the Audit, Finance and Risk Committee are advised of all reports that concern accounting or audit matters and the Chair of that Committee and the Vice President, Legal together determine how such matters should be investigated. In addition, the Audit, Finance and Risk Committee receives quarterly notices from the Vice President, Legal of any concerns received regarding accounting, internal accounting controls, and auditing matters.

No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Transactions Involving Directors or Officers

The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.

Recoupment Policy

The Company has a Recoupment Policy that provides for the forfeiture of options, shares or share units or repayment of cash compensation received by employees in certain circumstances where the employee is involved in wrongdoing. For more information on this policy, please see page 41.

Other Measures

The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Corporate Governance Principles, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. In addition, Company employees are surveyed annually on issues concerning the Code, including whether they are satisfied that the senior leadership at their sites consistently conducts itself ethically and honestly.

In addition to the Code, the Company has several other policies governing ethical business conduct, including the following:

•	Competition Law Policy – provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.

•	Confidential Information and Trading in Securities Policy – provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

•	Corporate Gifts and Entertainment Policy – provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.

•	Corrupt Payments Prevention Policy – prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited.

•	Political Donation Policy – prohibits all political donations by the Company.

The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws.

6.	Nomination of Directors

Nominating Committee and Nomination Process

The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors” beginning on page 13.

The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to our Board of Directors. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. In January 2014, the Corporate Governance Committee completed a thorough review of the board skills matrix to ensure alignment with the Company’s corporate strategy. Following is a summary of the agreed skills matrix that sets out the various skills and experience categories and the Corporate Governance Committee’s determination as to how many directors on the Board should possess those skills and experience.

Skills and Experience	Target Number of Non-Management Directors
Leadership	4
Industry knowledge and experience	6
Finance	2
Government and public affairs	2
Board experience	7
Health, safety and environment issues	1
International perspective	5
Energy	2-3
Understanding of North American gas issues	3-4
Experience growing a foreign company’s presence in China	1-2
Ambitious business growth – large capital projects execution	1
Ambitious business growth – strategies and risks	2-3

In identifying potential director candidates, the Corporate Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. In addition, diversity in perspective arising from personal, professional or other attributes and experiences is considered when identifying potential director candidates. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.

Suitable director candidates have, over the past several years, been identified through the use of an executive search firm retained under the authority of the Corporate Governance Committee. The selection process is led by the Chair of the Corporate Governance Committee and all Committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The Chair of the Corporate Governance Committee, the Chairman of the Board and the CEO meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board.

Majority Voting for Directors

The Board has a policy that states that any nominee for election as a director at an annual general meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will, within 90 days of the annual general meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.

If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

7.	Director and Officer Compensation

Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 22 and the process followed for executive compensation is described commencing on page 33.

8.	Shareholder Survey on Executive Compensation

The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, the Company has again put in place a web-based survey to enable our shareholders to provide feedback on our approach to executive compensation as disclosed in this Information Circular. We intend to run this web-based survey on an annual basis. This year, the survey is accessible to shareholders at the Investor Relations section of our website (www.methanex.com) from March 20, 2014 (the date this Information Circular was filed with securities regulators) until June 30, 2014. In order to submit comments, you are asked to provide your name and confirm that you are a current shareholder. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish. Shareholders who choose to provide an e-mail address may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2014 Human Resources Committee meeting to determine what actions are to be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year. In 2013, we did not receive any feedback from shareholders on our shareholder survey on executive compensation.

9.	Assessments

The Company’s Corporate Governance Principles state as follows:

Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include a self-evaluation and a confidential discussion with the Chairman.

Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board. In 2013, the process included the following:

Evaluation of the Chairman of the Board

Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors provided comments on issues that addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full committee at its September 2013 meeting.

Evaluation of the Board as a Whole

Directors were asked to comment on the general operation and organization of the Board, based on a number of particular elements, and rate the effectiveness of the Board. They were also asked to identify the most significant Board accomplishments over the past year, areas for improvement and particular practices that should be considered for adoption by the Board in order to increase its effectiveness.

Results were tabulated and comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to both the Corporate Governance Committee and the Board at their September 2013 meetings.

Evaluation of Committees

Directors were asked to evaluate the Committees in general, as well as the specific Committees on which they sit. Directors provided comments on a number of criteria including the appropriateness of the Committee structure and the reporting of Committee activities to the Board, as well as the operation of the Committees on which they sit based on a number of particular elements, and how the effectiveness of those Committees could be improved.

Comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to both the Corporate Governance Committee and the Board at their September 2013 meetings. Each Committee also reviewed the results of its individual Committee evaluation.

Evaluation of Individual Directors

Directors were provided with an opportunity to evaluate their own effectiveness, comment on their peers’ effectiveness and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors evaluated themselves and their peers based on a number of criteria, including their understanding of our business, contribution on strategic issues, interaction with management and areas of personal strength. The Corporate Secretary received all questionnaires and each director was provided with an individualized report that included the comments received regarding that director’s performance from peers (on an anonymous basis). These reports were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its September 2013 meeting regarding this process.

10.	Management Succession Planning

The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 32.

11.	Board’s Role in Risk Management Process

The Board’s mandate provides that the Board is responsible for identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business. The Audit, Finance and Risk Committee’s mandate also states that the Audit, Finance and Risk Committee is responsible for reviewing with management, at least annually, the Company’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Management annually undertakes a formal risk review process that includes identifying the principal strategic risks of the Company, assessing the Company’s strategy to mitigate each risk and determining accountability. The results of this process are documented, reviewed and discussed by the Audit, Finance and Risk Committee and the Board.

In addition, the Board, through its Audit, Finance and Risk Committee, oversees the Company’s risk management strategies and programs, including insurance programs, related to the Company’s key operational risks such as health and safety, shipping and financial risks. As well, the Human Resources Committee annually reviews the Company’s compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have material adverse effect on the Company. For more information on this review process, please see page 31.

PART IV COMPENSATION

COMPENSATION OF DIRECTORS

All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.

Objective and Design of the Director Compensation Program

We are the world’s largest producer and supplier of methanol with sales and operations around the globe and revenues of approximately USD $3 billion in 2013. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge and the ability to successfully carry out the Board’s mandate. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule A and can also be found on our website at www.methanex.com.

Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors that are willing and able to meet these expectations, the Board believes that the Company must offer a competitive compensation package.

Our director compensation program is designed primarily to:

•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;

•	align the actions and economic interests of the directors with the interests of long-term shareholders; and

•	encourage directors to stay on the Board for a significant period of time.

Director compensation is paid only to non-management directors and is comprised primarily of cash fees (including an annual retainer) and a share-based long-term incentive award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The Directors’ Total Compensation table on page 25 sets out the total compensation earned by the directors in 2013.

As part of this compensation program, the directors also have share ownership requirements. See “Directors’ Share Ownership Requirements” on page 28 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.

Process for Determining Director Compensation

The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the target compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.

The Corporate Governance Committee reviews director compensation at least every two years and did so in 2013. In 2013, the Corporate Governance Committee retained an independent consultant, Towers Watson, to conduct a review of director compensation. The Corporate Governance Committee has determined that the target compensation level for directors should be competitive with the 50th percentile of a comparator group. The comparator group of companies used for the purposes of reviewing and determining executive compensation was updated by the Human Resources Committee in 2013 to consist of North American-based companies in the chemicals, mining and oil and gas industries with global operations (where annual revenues, assets and market capitalization are between one-third and three times the Company’s) and where possible operate in a commodity-based or cyclical business. This same comparator group was used by the Corporate Governance Committee for reviewing and determining director compensation and is listed below.

Agrium* Albemarle Corporation Ashland Axiall Corp. (prev Georgia Gulf) Baytex Energy Corp.* Cabot Corporation Celanese Corporation Centerra Gold* * denotes Canadian companies	Chemtura Corporation Cytec Industries Inc. FMC Corporation Goldcorp Inc.* IAMGOLD Corp.* International Flavors & Fragrances Inc. Koppers Holdings Olin Corporation	PolyOne Corporation Potash Corporation of Saskatchewan* Rockwood Holdings Sherritt International Corporation* Talisman Energy Inc.* The Valspar Corporation Westlake Chemical Corporation

Based on the Corporate Governance Committee’s review and the advice of its independent consultant, the Corporate Governance Committee determined during its most recent review that fees paid to directors for attendance at specific board and committee meetings should be eliminated and instead, the annual retainer should be increased. In addition, it was determined that Committee chairs be paid an additional lump sum amount in recognition of their additional workload and in lieu of being paid an additional amount on a per meeting basis as was the case in 2013 and in prior years. These changes were made in order to better reflect directors’ responsibilities which are broader than simply attending meetings.

Elements of Director Compensation

Director compensation is comprised of two elements, namely (i) annual retainer and other fees, and (ii) long-term incentive awards. Each element is described in detail below.

Annual Retainer and Other Fees

During the year ended December 31, 2013, annual retainer and other fees were paid to non-management members of the Board on the following basis and in Canadian dollars:

Annual retainer for a non-management director	$40,000	annual
Annual retainer for the Chairman of the Board	$150,000	annual
Board meeting attendance fee	$2,500	per meeting
Board Committee meeting attendance fee	$2,500	per meeting
Board Committee Chair fee (in addition to the committee meeting attendance fee)	$2,500	per meeting
Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per trip

Commencing in 2014, annual retainer and other fees will be paid to non-management directors on the following basis and in Canadian dollars:

Annual retainer for a non-management director	$90,000	annual
Annual retainer for the Chairman of the Board	$180,000	annual
Annual retainer for Committee Chairs (with the exception of the Chair of the Audit, Finance & Risk Committee)	$10,000	annual
Annual retainer for the Chair of the Audit, Finance and Risk Committee	$20,000	annual
Annual retainer for members of the Audit, Finance and Risk Committee, including the Chair	$10,000	annual
Board meeting or Board Committee meeting attendance fee	Nil
Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per day

Notwithstanding that Board and Committee meeting attendance fees are no longer payable, if over 10 Board meetings are held in a year, the Corporate Governance Committee has the discretion to determine whether additional meeting fees are appropriate.

In 2013, the Chairman of the Board received a flat fee annual retainer and did not receive any additional meeting attendance fees or travel fees; however, he is eligible to receive the travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings. This is also the case under the new fee structure commencing in 2014.

Long-Term Incentive Awards—Restricted Share Unit Plan for Directors

Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the annual long-term incentive component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. In addition, commencing in 2014, directors who are in compliance with their share ownership requirements may elect to receive the cash equivalent of their RSU award. The table below summarizes the last two long-term incentive awards granted to directors in 2014 and 2013:

	2014	2013
Chairman of the Board	2,800 RSUs or DSUs	4,500 RSUs or DSUs
All other non-management directors	1,400 RSUs or DSUs	3,000 RSUs or DSUs

RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.

The Board believes that the long-term incentive awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target LTI Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed under “Process for Determining Director Compensation.” For 2014 and 2013, the Target LTI Dollar Value was $90,000 for each non-management director. For the Chairman of the Board it was $135,000 in 2013 and was increased to $180,000 in 2014. In 2013 and previous years, each non-management director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 90-day period ending on December 31 of the fiscal year immediately prior to the year in which the grant was made, and then rounded. In 2014, each non-management director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 90-day period ending on January 31, 2014, and then rounded. This change was made to allow for better alignment between target values and actual grant values.

Deferred Share Unit Plan (Director DSUs)

Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and other fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their long-term incentive awards in the form of DSUs. See the section above “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors”.

DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. For DSUs granted on or after March 2, 2007, a director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. For DSUs granted prior to March 2, 2007, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

The Board believes that providing directors with the alternative of receiving their cash fees and long-term incentive awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.

Stock Options

Non-management directors ceased being granted stock options in 2003. No non-management director currently holds any stock options. However, Mr. Aitken currently has outstanding stock options with tandem SARs that he acquired prior to his retirement as President & CEO of the Company at the end of 2012.

Perquisites

Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses are included in the “All Other Compensation” column found in the Directors’ Total Compensation table below.

Directors’ Total Compensation

The following table sets out what each director earned by way of annual retainer, other fees and long-term incentive awards for 2013.

Director	Annual Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Committee Chair Fees ($)	Travel Fees(1) ($)	Total Fees Earned(2) ($)	Share-Based Award(3) ($)	All Other Comp- ensation(4) ($)	Total ($)
Bruce Aitken	40,000	15,000	12,500	—	10,000	77,500	118,170	184,322	379,992
Howard Balloch	40,000	15,000	20,000	5,000	17,500	97,500	118,170	34,584	250,254
Phillip Cook	40,000	15,000	12,500	7,500	15,000	90,000	118,170	7,566	215,736
John Floren(5)
Thomas Hamilton	150,000	—	—	—	—	150,000	177,255	11,422	338,677
Robert Kostelnik	40,000	15,000	12,500	—	17,500	85,000	118,170	7,566	210,736
Douglas Mahaffy	40,000	15,000	12,500	—	15,000	82,500	118,170	33,826	234,496
A. Terence Poole	40,000	15,000	20,000	15,000	12,500	102,500	118,170	36,158	256,828
John Reid	40,000	15,000	22,500	7,500	—	85,000	118,170	32,946	236,116
Janice Rennie	40,000	15,000	22,500	—	—	77,500	118,170	16,946	212,616
Monica Sloan	40,000	15,000	12,500	5,000	—	72,500	118,170	40,778	231,448

Total	510,000	135,000	147,500	40,000	87,500	920,000	1,240,785	416,114	2,566,899

(1)	Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or committee meetings or for site visits undertaken separate and apart from attendance at Board meetings or committee meetings (and not for orientation purposes upon joining the Board).
(2)	This column includes all retainers, meeting attendance, Chair and travel fees earned during 2013, including those paid in DSUs. Under the DSU Plan, directors may elect to receive 100%, 50% or 0% of their retainer and meeting fees as DSUs. The DSU Plan is more fully described under “Deferred Share Unit Plan (Director DSUs)” on page 24. In 2013, Mr. Balloch elected to receive 100% of his retainer as DSUs (2,008 DSUs). The number and value of the DSUs received by Mr. Balloch in lieu of fees are reflected in the “Directors’ Share-Based Awards—Value Vested during the Year” table on page 27.
(3)	This column reflects the grant date fair value of RSUs and DSUs received by directors in 2013 as long-term incentive awards. The value shown is calculated by multiplying the number of RSUs or DSUs so awarded in 2013 by the closing price of the Common Shares on the TSX on March 7, 2013, the day before such share units were granted, being $39.39. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their long-term incentive awards as RSUs or DSUs. See “Long-Term Incentive Awards—Restricted Share Unit Plan for Directors” on page 24 for more information.
(4)	This column is made up of the value of additional share units earned by directors in 2013 (RSUs and/or DSUs as applicable and, in the case of Mr. Aitken, it also includes PSUs) corresponding to dividends being declared on Common Shares during 2013. See “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 24 and “Deferred Share Unit Plan (Director DSUs)” on page 24 for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs and PSUs, the value of dividend equivalent additional RSUs and PSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. No other perquisites were paid in 2013.

(5)	Mr. Floren is President & CEO of the Company and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 46 for information on Mr. Floren’s compensation in 2013.

Directors’ Outstanding Share-Based Awards

The following table shows the number of share-based awards received as long-term incentives held by each director as at December 31, 2013. Directors do not receive stock options.

	Outstanding Share-Based Awards as at December 31, 2013
Director	Shares or Units of Shares that Have Not Vested(2) (#)	Market or Payout Value of Share-Based Awards that Have Not Vested(2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(3) ($)
Bruce Aitken(1)	3,050	191,601	—
Howard Balloch	—	—	1,457,612
Phillip Cook	6,905	433,772	—
John Floren(4)	—	—	—
Thomas Hamilton	10,409	653,893	—
Robert Kostelnik	6,905	433,772	—
Douglas Mahaffy	—	—	1,686,717
A. Terence Poole	—	—	2,806,860
John Reid	3,050	191,601	1,392,154
Janice Rennie	6,905	433,772	728,084
Monica Sloan	6,905	433,772	1,359,488

(1)	This table does not include share-based awards granted to Mr. Aitken in his capacity as President & CEO of the Company prior to his retirement at the end of 2012.
(2)	These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2013 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2013, being $62.82.
(3)	This column reflects the value of vested DSUs received as long-term incentive awards (“LTI DSUs”) held by each director as at December 31, 2013, and includes dividend equivalent LTI DSUs credited since the date of the original LTI DSU grants. The value of the LTI DSUs is calculated by multiplying the number of LTI DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2013, being $62.82.
(4)	Mr. Floren was President & CEO during 2013 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 46 for information on Mr. Floren’s compensation in 2013.

The following table shows the total number and value of DSUs, including both DSUs received in lieu of fees and as a long-term incentive award (“Outstanding DSUs”), held by each non-management director as at December 31, 2013 and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. The value is calculated by multiplying the number of Outstanding DSUs by the closing price of the Common Shares on the TSX on December 31, 2013, being $62.82. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director, and the valuation date may be retroactive in the case of Outstanding DSUs granted prior to March 2, 2007. See “Deferred Share Unit Plan (Director DSUs)” on page 24 for more detailed information regarding the DSU Plan and the valuation date that directors may choose.

	Number of Outstanding DSUs as at Dec. 31, 2013			Value of Outstanding DSUs as at Dec. 31, 2013
Director	Granted prior to Mar. 2, 2007	Granted on or after Mar. 2, 2007	Total DSUs Held	($)
Bruce Aitken(1)	—	—	—	—
Howard Balloch	—	43,848	43,848	2,754,531
Phillip Cook	—	—	—	—
Thomas Hamilton	—	—	—	—
Robert Kostelnik	—	—	—	—
Douglas Mahaffy	—	41,799	41,799	2,625,813
A. Terence Poole	17,831	26,850	44,681	2,806,860
John Reid	18,495	19,167	37,662	2,365,927
Janice Rennie	—	11,590	11,590	728,084
Monica Sloan	20,940	20,102	41,042	2,578,258

(1)	Mr. Aitken retired as President & CEO of the Company at the end of 2012. During 2013, he redeemed all of his outstanding DSUs (totaling 190,712 DSUs) and in accordance with the terms of the DSU Plan, he received lump sum cash payments totaling $11,349,145.

Directors’ Share-Based Awards – Value Vested during the Year

The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2013. Directors do not receive stock options and do not receive any non-equity incentive plan compensation.

Share-Based Awards – Value Vested during the Year

	Number Vested during 2013 (#)					Value Vested during 2013 ($)
	RSUs(1)	DSUs(2)			Total	RSUs(3)	DSUs(2)			Total
Director	Long-Term Incentive Awards	Granted in Lieu of Fees(4)	Long-Term Incentive Awards(5)	Dividend Equivalents(6)		Long-Term Incentive Awards	Granted in Lieu of Fees(4)	Long-Term Incentive Awards(5)	Dividend Equivalents(6)
Bruce Aitken(7)	—	—	—	—	—	—	—	—	—	—
Howard Balloch	—	2,008	3,000	696	5,704	—	97,500	118,170	34,584	250,254
Phillip Cook	3,303	—	—	—	3,303	216,086	—	—	—	216,086
John Floren(8)
Thomas Hamilton	5,008	—	—	—	5,008	327,614	—	—	—	327,614
Robert Kostelnik	3,303	—	—	—	3,303	216,086	—	—	—	216,086
Douglas Mahaffy	—	—	3,000	682	3,682	—	—	118,170	33,826	151,996
A. Terence Poole	—	—	3,000	730	3,730	—	—	118,170	36,158	154,328
John Reid	—	—	—	614	614	—	—	—	30,475	30,475
Janice Rennie	3,303	—	—	189	3,492	216,086	—	—	9,380	225,466
Monica Sloan	3,303	—	—	669	3,972	216,086	—	—	33,212	249,298

(1)	This column represents RSUs that were awarded in 2011 and vested on December 1, 2013, together with dividend equivalent RSUs credited in respect thereof. See “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 24 for more information.
(2)	DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual retainer and meeting attendance fees as DSUs. Directors may also elect to receive their long-term incentive award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Deferred Share Unit Plan (Director DSUs)” on page 24 for more information.
(3)	The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2013, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $65.41. The closing price of the Common Shares on the TSX on December 1, 2013, the vesting date, was $64.99.
(4)	These columns reflect the number and value of DSUs received in lieu of fees earned in 2013, as elected by directors. The value is equal to the Total Fees Earned column in the Directors’ Total Compensation table on page 25. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter.
(5)	These columns reflect the number and value of DSUs granted to directors in 2013 as long-term incentive awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2013 by the closing price of the Common Shares on the TSX on March 7, 2013, the day before such share units were granted, being $39.39. Directors can elect to receive their long-term incentive award as RSUs or DSUs. See “Long-Term Incentive Awards—Restricted Share Unit Plan for Directors” on page 24 for more information.
(6)	These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2013, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares of the TSX on the day that such DSUs were credited.
(7)	This table does not include share-based awards granted to Mr. Aitken in his capacity as President & CEO of the Company prior to his retirement at the end of 2012. With respect to PSUs awarded in his capacity as President & CEO of the Company, 65,446 of his PSUs vested on December 31, 2013. These PSUs were awarded in 2011 and include dividend equivalent PSUs credited in respect thereof. In accordance with the terms of the PSU Plan, Mr. Aitken will receive $3,985,702 in March 2014. This amount is calculated in accordance with the terms of the PSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $60.90.

DSUs vest immediately upon grant, and during 2013 Mr. Aitken received 1,834 dividend equivalent DSUs with a value of $84,624 calculated as noted in footnote (6) above. All other DSUs were granted, and therefore vested, prior to 2013. During 2013, Mr. Aitken redeemed all of his outstanding DSUs, including dividend equivalents, totaling 190,712, and in accordance with the terms of the DSU Plan, he received lump sum cash payments totaling $11,329,145.

(8)	Mr. Floren was President & CEO during 2013 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 46 for information on Mr. Floren’s compensation in 2013.

Directors’ Share Ownership Requirements

Since 1998, the Company has had share ownership guidelines for directors to promote shareholder alignment and, in early 2011, these became a requirement. In 2013, the requirement stated that each non-management director was to own shares having a value equal to at least five times his or her annual retainer. Following the director compensation review in 2013, it was determined that, commencing in 2014, each non-management director must own shares having a value equal to at least 2 times his or her total retainer, which includes both the cash and equity components of the retainer. In the event a share price change results in a director falling below the minimum shareholding requirement, that director has one year in which to meet the requirement. RSUs, DSUs and 50% of PSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. All new directors have a reasonable period of time within which to meet their share ownership requirement.

The following table shows, among other things, the number of Common Shares, RSUs and DSUs (and PSUs for Mr. Aitken) held by each director as at March 7, 2014 compared to the number of Common Shares, RSUs and DSUs (and PSUs for Mr. Aitken) held as at March 8, 2013 and the percentage of the requirement achieved for each director based on their holdings as at March 7, 2014.

Director	Director Since	As At	Common Shares Held(1) (#)	Share Units Held (#)		Total Common Shares and Share Units Held (#)	Total At-Risk Value of Common Shares and Share Units(2) ($)	Value of Common Shares and Share Units Required to Meet Requirement(3) ($)	Percentage of Requirement Achieved (%)	Amount at Risk as a Multiple of Annual Retainer	Meets Requirement
				RSUs	DSUs
Bruce Aitken (4)(5)	Jul-04	Mar 7, 2014	136,289	4,450	—	200,823	13,503,339	360,000	3,751	150.0	Yes
		Mar 8, 2013	138,289	3,000	188,878	428,069	14,639,960
		Change	-2,000	+1,450	-188,878	-227,246	-1,136,621
Howard Balloch	Dec-04	Mar 7, 2014	1,700	—	43,848	45,548	3,062,648	360,000	851	34.0	Yes
		Mar 8, 2013	1,700	—	41,144	42,844	1,465,265
		Change	—	—	+2,704	+2,704	+1,597,383
Phillip Cook	May-06	Mar 7, 2014	20,000	6,905	—	26,905	1,809,092	360,000	503	20.1	Yes
		Mar 8, 2013	18,100	10,051	—	28,151	962,764
		Change	+1,900	-3,146	—	-1,246	+846,328
John Floren(6)	Jan-13
Thomas Hamilton(7)	May-07	Mar 7, 2014	24,000	13,209	—	37,209	2,501,933	720,000	347	13.9	Yes
		Mar 8, 2013	24,000	15,180	—	39,180	1,339,956
		Change	—	-1,971	—	-1,971	+1,161,977
Robert Kostelnik	Sep-08	Mar 7, 2014	18,300	8,305	—	26,605	1,788,920	360,000	497	19.9	Yes
		Mar 8, 2013	18,300	10,051	—	28,351	969,604
		Change	—	-1,746	—	-1,746	+819,316
Douglas Mahaffy	May-06	Mar 7, 2014	—	—	41,799	41,799	2,810,565	360,000	781	31.2	Yes
		Mar 8, 2013	2,000	—	41,118	43,118	1,474,636
		Change	-2,000	—	+681	-1,319	+1,335,929
A. Terence Poole(8)	Feb-94	Mar 7, 2014	36,500	—	46,081	82,581	5,552,746	360,000	1,542	61.7	Yes
		Mar 8, 2013	36,500	—	43,952	80,452	2,751,458
		Change	—	—	+2,129	+2,129	+2,801,288
John Reid	Sep-03	Mar 7, 2014	10,000	3,050	39,062	52,112	3,504,011	360,000	973	38.9	Yes
		Mar 8, 2013	10,000	3,000	37,047	50,047	1,711,607
		Change	—	+50	+2,015	+2,065	+1,792,404
Janice Rennie	May-06	Mar 7, 2014	2,000	8,305	11,590	21,895	1,472,220	360,000	409	16.4	Yes
		Mar 8, 2013	2,000	10,051	11,401	23,452	802,058
		Change	—	-1,746	+189	-1,557	+670,162
Monica Sloan	Sep-03	Mar 7, 2014	4,000	6,905	42,442	53,347	3,587,052	360,000	996	39.9	Yes
		Mar 8, 2013	4,000	10,051	40,372	54,423	1,861,267
		Change	—	-3,146	+2,070	-1,076	+1,725,785

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised.
(2)	For 2014, this value is calculated using $67.24 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 7, 2014. For 2013, this value is calculated using $34.20 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 8, 2013.
(3)	Commencing in 2014, the director share ownership requirements state that non-management directors are to hold Common Shares and/or share units equal to at least two times their total retainer, which includes both the cash and equity components of the retainer.
(4)	Mr. Aitken retired as President & CEO at the end of 2012 and he holds PSUs acquired while in that position. As at March 7, 2014 Mr. Aitken held 60,084 PSUs (representing 50% of his total PSU ownership), and as at March 8, 2013 Mr. Aitken held 97,902 PSUs (representing 50% of his total PSU ownership). This is a decrease of 37,818 PSUs.
(5)	Mr. Aitken’s Total Common Shares and Share Units Held includes his PSUs as noted in footnote (4).
(6)	Mr. Floren is President & CEO and therefore does not receive any compensation as a director. See “Share Ownership Requirements” on page 45 for information regarding Mr. Floren’s holdings and ownership requirements.
(7)	Mr. Hamilton is Chairman of the Board and his share ownership requirement is two times his total retainer of $360,000.
(8)	Mr. Poole resigned as a director in June 2003 and was reappointed in September 2003.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Summary

This summary provides an overview of the Company’s executive compensation philosophy and program as detailed in the remainder of our 2013 Executive Compensation Discussion and Analysis:

•	The main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders. (The objectives are more fully described on page31.)

•	We believe in pay for performance, which is why approximately 83% of the President & CEO’s target compensation and 70% of other Named Executive Officer (each, an “NEO”) target compensation is at risk and linked to a combination of individual and corporate performance goals, compounded shareholder return and share price performance. (Elements of executive compensation are more fully described on page 35.)

•	The total compensation earned by the NEOs, including the realized and unrealized value of previously granted long-term incentive awards, aligns with cumulative total shareholder return over time. (The pay for performance link is more fully illustrated beginning on page 42.)

•	Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. (Compensation policies and practices risk review are more fully described on page 31.)

•	The elements of the executive compensation program, in total, are targeted to provide compensation to executives at the 50th percentile of the aggregate total compensation for organizations in our comparator group. Actual payouts under these programs can be above or below the median based on individual or company performance. (The process for determining executive compensation is more fully described on page 33.)

•	The components of NEO compensation are: base salary, cash-based short-term incentive awards, equity-based long-term incentive awards (including stock options/stock appreciation rights and performance share units), benefits, perquisites and pensions. (Each component of NEO compensation is more fully described beginning on page 35.)

•	Short-term incentive awards are linked directly to annual goals and performance, consistent with the Company’s pay-for-performance philosophy. (The short-term incentive plan is more fully described on page 36.)

•	Long-term incentives are used to align executive officer actions with long-term goals and shareholder interests, providing rewards consistent with the creation of shareholder value. They also help the Company retain executives and assist executives in meeting their share ownership requirements. (The long-term incentive plan is more fully described on page 38.)

•	Canadian-based executives are provided with a single, fixed amount, taxable perquisite allowance for financial planning, automobile, social club, health, fitness and household security in lieu of individual allowances for each perquisite. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees. Since there are tax limits on the retirement benefits that may be paid from the registered plan, Canadian-based executives also participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. (Benefits are more fully described on page 41 and retirement plans are more fully described on page 49.)

Objectives and Design of the Executive Compensation Program

We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

The objectives of the Company’s executive compensation program are to:

•	compensate executives competitively for the leadership, specific skills, knowledge and experience required to perform their duties and achieve annual financial targets and non-financial performance goals;

•	align the actions and economic interests of executives with the interests of long-term shareholders; and

•	encourage retention of executives.

All of our employees, including each of our executive officers, set yearly personal performance goals that are aligned with the Company’s overall strategic goals. The personal performance goals are designed to be challenging, yet attainable. The annual personal performance goals of the CEO are approved by the Board and the CEO approves the annual personal performance goals for the executive officers, including the other NEOs.

The Human Resources Committee annually reviews and recommends to the Board the remuneration of executive officers. The Human Resources Committee has determined that our executive compensation program should be designed to be competitive with the 50th percentile of a comparator group of North American-based chemical companies with global operations and should be comprised of base salary, short-term incentive plan, long-term incentive plan, perquisites and benefits. All of these elements are discussed in detail below.

The Company also believes in the importance of our executives owning Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, as part of our executive compensation program, the CEO, each NEO and all other senior officers have significant share ownership requirements. For more information, see “Share Ownership Requirements” on page 45.

The Company’s overarching performance goal is to sustainably increase returns to shareholders. In a capital-intensive, long-cycle business, our goals require that we operate our assets efficiently and cost-effectively, optimize our overall asset portfolio and deploy capital wisely over the medium- and long-term. We strive to align executive pay to performance against these goals and, over time, through a mix of short- and long-term incentive programs. With this in mind, significant elements of executive compensation are designed to be dependent upon measures that align with these objectives.

For all executive officers in 2013, 60% of the short-term incentive award was dependent on achieving certain levels of “Modified Return on Capital Employed” (Modified ROCE, which is more fully described on page 37) and the remaining 40% was based on personal performance objectives designed to incentivize executive officers to achieve annual performance targets that are aligned with our corporate strategy. For 2014, in order to align more closely with peer comparator organizations, the Human Resources Committee of the Board has approved a shift in the STI weightings for executive officers to 70% corporate performance (based on achieving certain levels of Modified ROCE) and 30% personal performance. In the case of the long-term incentive plan, the value to executives of PSUs is dependent upon the compounded shareholder return calculated over a three-year period. Stock options/SARs/TSARs have no value if the underlying share price does not increase from the date that the stock options/SARs/TSARs are awarded. The plan expressly prohibits the repricing of options or the exchange of underwater options for cash or other awards.

Compensation Policies and Practices Risk Review

The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm that they align with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices:

•	limits on short-term incentive and PSU awards, based on predefined plan provisions and calculation formulae (these plans are more fully described on page 36 under the heading “Short-Term Incentive Plan” and page 39 under the heading “Performance Share Unit Plan”);

•	proportionately greater award opportunity derived from the long-term incentive plan compared to the short-term incentive plan, creating a greater focus on sustained Company performance over time (the target executive compensation mix is more fully described on page 35 under the heading “Elements of Executive Compensation”);

•	the application of a Modified ROCE metric that aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets is a significant component of the short-term incentive award (this metric is more fully described on page 36 under the heading “Corporate Performance Component”);

•	use of two distinct long-term incentive vehicles—PSUs and stock options/SARs/TSARs—that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance (the long-term incentive plans are more fully described on page 38 under the heading “Long-Term Incentive Plan”);

•	a long-term incentive plan that has overlapping performance periods, such that at any one time multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance (the long-term incentive plans are more fully described on page 38 under the heading “Long-Term Incentive Plan”);

•	share ownership requirements for all executive officers and share ownership guidelines for all management employees, monitored annually by the Human Resources Committee, to ensure alignment with shareholder interests over the long term (share ownership requirements are more fully described on page 45 under the heading “Share Ownership Requirements”);

•	Human Resources Committee and Board discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan to reflect the core operating performance of the business (this discretion is more fully described on page 33 under the heading “Process for Determining Executive Compensation”);

•	incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total short-term incentive calculation, thereby enabling the Human Resources Committee to direct a zero payout to any executive in any year if the individual executive is deemed to have sufficiently poor performance or is found to have engaged in activities that pose a financial, operational or other undue risk to the Company (the short-term incentive plan is more fully described on page 36 under the heading “Short-Term Incentive Plan”);

•	formal recoupment policy applicable to both cash and equity compensation of all employees (the Recoupment Policy is more fully described on page 41 under the heading “Recoupment Policy”); and

•	formal hedging policy applicable to insiders, which includes all of the Company’s executive officers (the hedging policy is more fully described on page 41 under the heading “Hedging”).

Succession Planning and Leadership Development

Developing internal talent is a strategic priority for the organization. In order to support our growth initiatives, we need a strong bench of internal candidates for every key leadership position. We have a robust succession and talent management program designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing leadership talent at all leadership levels, including the executive level, within the organization. The executive team discusses organizational talent at every face-to-face meeting and also conducts an in-depth all-day talent review session each year where members of the global management team and “high potentials” are discussed and assessed from all levels in the organization. Development plans are put in place for all high-potentials and succession candidates and tracked throughout the year.

We offer an integrated suite of customized global leadership development programs for all levels of leaders in the organization. The objectives of these various programs include developing leadership and management skills, commercial and business acumen, global business knowledge, and cultural fluency. These programs range in length from customized two-day workshops for our frontline leaders to eight-month programs for senior leaders. We also support meaningful and varied on-the-job experiences and assignments to optimize both business performance and individual development. Every year, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession and talent management program and leadership development programs, with particular focus on the executive officers and potential successors to executive officer roles. The Human Resources Committee and the Board are satisfied that well-qualified internal candidates exist for all executive positions, including the President & CEO position.

Process for Determining Executive Compensation

The Human Resources Committee is responsible for compensation matters with respect to executive officers. The Human Resources Committee, as of the date of this Information Circular, consists of three members (Mr. Reid, Mr. Mahaffy and Ms. Rennie), all of whom are independent directors. None of the members of the Human Resources Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

All members of the Human Resources Committee have direct experience with executive compensation through their previous executive positions and their service on human resources/compensation committees at other organizations. In their executive positions, all members participated in compensation, benefits and related decisions; implemented or evaluated the design of the company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation. The Human Resources Committee receives an annual update from Meridian Compensation Partners on recent trends and key issues regarding executive compensation and how they relate to the Company. In addition, all members take relevant professional development courses to maintain the currency of their knowledge in the area of executive compensation.

Mr. Reid, the Chair of the Human Resources Committee, was the Chief Executive Officer of BC Gas/Terasen between 1997 and 2005. Mr. Reid has been a member of the Human Resources Committee at Finning International since 2009 and has chaired that committee since 2010. Mr. Mahaffy was the Chief Executive Officer of McLean Budden between 1989 and 2008. Mr. Mahaffy has been a member of the Human Resources and Compensation Committee of the Canada Pension Plan Investment Board since 2009, was a member of the Human Resources Committee at Stelco between 1994 and 2006 and chaired that committee between 1997 and 2001. Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness at EPCOR Utilities between 2004 and 2005. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies. Ms. Rennie has been a member of the Compensation Committee at Teck Resources since 2008 and has chaired that committee since 2008, a member of the People and Compensation Committee at WestJet since 2011, a member of the Compensation Committee of West Fraser Timber since 2012, and was a member of the Corporate Governance, Compensation and Nominating Committee at Capital Power between 2009 and 2012.

As part of its mandate, the Human Resources Committee annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the NEOs identified in the table on page 35 under the heading “The Company’s Named Executive Officers.” The Human Resources Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. A thorough competitive assessment was conducted by Towers Watson in June 2013, with the previous assessment in November 2010. For the 2013 assessment, Towers Watson provided benchmark market data and analysis based on compensation data published in information circulars by our recently revised list of comparator group companies (see revised list below). The analysis showed that, relative to the 2010 assessment, the Company’s competitive positioning on total direct compensation remained relatively consistent at 6% above the 50th percentile (2% above in 2010). However, compared with the new comparator group, our current executive compensation pay mix provided an emphasis on fixed rather than variable compensation (except for the CEO and two new executive officers appointed in 2013 with respect to whom the shift to more weighting on variable compensation had already occurred). Towers Watson provided recommendations with respect to shifting executive officers’ pay mix to decrease weighting on fixed compensation and increase weighting on variable compensation in order to better align our executive pay mix with the comparator group. The Human Resources Committee approved these recommendations and they were implemented in 2014.

The Human Resources Committee also obtains the advice and recommendations of the CEO with respect to compensation matters pertaining to the Company’s other executive officers. Towers Watson and Meridian Compensation Partners, from time to time, are retained to advise the Human Resources Committee on specific executive compensation matters raised by the Committee. However, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by compensation advisors. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation. As an example, owing to the sharp but short-lived decline in the Company’s share price in late 2008 and early 2009 as a result of the global financial crisis, the Board exercised this discretion in 2009 with respect to the annual stock option and PSU grants. The Board determined that the 2009 stock option and PSU grant sizes be based on the average stock price over the entire 2008 year rather than over the last 90 days of the year as is the usual practice. This resulted in smaller stock option and PSU grants than otherwise would have been determined as the Board did not want the 2009 grants to be perceived as excessive if the stock price quickly returned to pre-financial crisis levels.

Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation for organizations in a comparator group of companies. Base salaries only for executives located outside of North America may be adjusted based on local base salary data. In 2013, the Human Resources Committee reviewed the comparator group used to establish total compensation for executive officers. Given that the Company has no publicly traded peers in the methanol industry only, with input from Meridian Compensation Partners, the Human Resources Committee looked for a good sample of peer companies of similar size, complexity and industry. The Committee selected a larger comparator group of 23 companies (compared with the previous group of 12 used since 2007) comprised of North American-based companies in the chemicals, mining and oil and gas industries with global operations (where annual revenues, assets and market capitalization are between one-third and three times the Company’s), and, where possible, operate in a commodity-based or cyclical business. The new comparator group includes the following companies:

Agrium* Albemarle Corporation Ashland Axiall Corp. (prev Georgia Gulf) Baytex Energy Corp.* Cabot Corporation Celanese Corporation Centerra Gold* * denotes Canadian companies	Chemtura Corporation Cytec Industries Inc. FMC Corporation Goldcorp Inc.* IAMGOLD Corp.* International Flavors & Fragrances Inc. Koppers Holdings Olin Corporation	PolyOne Corporation Potash Corporation of Saskatchewan* Rockwood Holdings Sherritt International Corporation* Talisman Energy Inc.* The Valspar Corporation Westlake Chemical Corporation

Compensation Consultants

The Human Resources Committee retains independent consultants from time to time to obtain advice and recommendations regarding executive compensation matters; however, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by its independent consultants. The Chair of the Human Resources Committee approves the scope of all executive compensation work by independent consultants and approves the invoices related to this work. In March 2013, the Human Resources Committee’s mandate was amended to clarify that the Human Resources Committee has the authority to retain compensation consultants, independent legal counsel and other advisors, as well as the direct responsibility for the appointment, compensation and oversight of such advisors. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors.

The Human Resources Committee first retained Towers Watson (then Towers Perrin) in 2007. Towers Watson’s mandate for executive compensation in 2013 included four items:

1)	a compensation review and recommendations related to compensation mix and compensation levels for the CEO and four executive officers;

2)	a review of the Company’s short-term incentive plan design (target setting approach, performance targets and performance range);

3)	a review of the Company’s long-term incentive plan design (total shareholder return (TSR) target setting); and

4)	general executive compensation assistance.

Other services that Towers Watson provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement plans and employee pension plans and occasional non-executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. Towers Watson’s written mandate to the Human Resources Committee outlines Towers Watson’s role and terms of reference as the independent consultant to the Human Resources Committee, and this includes confirmation that Towers Watson has well-established safeguards to maintain the independence of its executive compensation consultants, which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest. During 2013, the Human Resources Committee also retained Meridian Compensation Partners to provide input with respect to the new executive compensation comparator group and provide an update on recent trends related to executive compensation in North America, particularly with regard to compensation governance oversight, issues and processes (including meeting proxy advisor threshold tests). Meridian provides consulting services only with respect to executive compensation, with approximate fees to the Company during 2013 of CAD $25,800. Total fees paid to Towers Watson and Meridian over the past three years are listed in the table below. All amounts in the following table are in Canadian dollars.

	Executive Compensation-Related Fees ($)		All Other Fees
			Consulting and Third-Party Administration Services Fees for Employee Pension Plans ($)	Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($)	Non-Executive Compensation-Related Fees($)	Total All Other Fees ($)	TOTAL FEES ($)
2013	174,300	(1)	121,300	24,000	15,300	160,600	334,900
2012	82,000		148,000	37,000	0	185,000	267,000
2011	30,000		226,000	35,000	0	261,000	291,000

(1)	The Executive Compensation-Related Fees for 2013 include $26,700 related to fees for the review of director compensation.

The Company’s Named Executive Officers (NEOs)

The 2013 NEOs of the Company are listed in the table below:

Named Executive Officer	Office Held	Principal Occupations and Positions during Last Five Years
John Floren	President & CEO	President & CEO since January 1, 2013; prior thereto Senior Vice President, Global Marketing and Logistics of the Company since June 2005.
Ian Cameron	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer since January 1, 2013; prior thereto Senior Vice President, Corporate Development and Chief Financial Officer of the Company from November 2010 to December 31, 2012; prior thereto Senior Vice President, Finance and Chief Financial Officer of the Company since January 2003.
Mike Herz(1)	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development since January 1, 2013; prior thereto Vice President, Marketing and Logistics, Asia Pacific since August 2008.
Vanessa James(1)	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics since January 1, 2013; prior thereto Vice President, Marketing and Logistics, North America since August 2008.
Michael Macdonald(2)	Senior Vice President, Global Operations	Senior Vice President, Global Operations of the Company from November 2010 until he left the Company in January 2014; prior thereto Senior Vice President, Corporate Development of the Company since June 2005.

(1)	Ms. James and Mr. Herz were appointed to the executive leadership team on January 1, 2013. Mr. Schiodtz, who was previously an NEO, retired from the Company in 2013 and did not meet the requirements for an NEO in 2013.
(2)	Mr. Macdonald left the Company on January 7, 2014.

Elements of Executive Compensation

All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted.

The 2013 target executive compensation mix is illustrated in the table below. As mentioned above, the pay mix for all executive officers has shifted in 2014 to put greater emphasis on variable compensation and less emphasis on fixed compensation to align with the pay mix of executives in our comparator group. The President & CEO’s pay mix was adjusted to align with the comparator group when he was appointed in January 2013. The pay mix of the remaining executives was shifted in either 2013 or 2014.

	Percentage of Target Total Direct Compensation
	Base Salary	Short-Term Incentive Award	Total Cash Compensation	Stock Options/ SARs/TSARs	PSUs	Total Equity	Total Direct Compensation
CEO	17%	17%	34%	33%	33%	66%	100%
All Other Executive Officers	30%	18%	48%	26%	26%	52%	100%

All of the elements of executive compensation are summarized in the following table and described in more detail below.

Total Direct Compensation				Indirect Compensation
Base Salary	Short-Term Incentive Award	Long-Term Incentives	+	Benefits	Retirement Plans
Pay for role and capability	Pay for achievement of annual strategic performance goals	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement
	“At-Risk” Awards	“At-Risk” Payouts

Base Salary

Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the comparator group of companies as discussed under “Process for Determining Executive Compensation” on page 33. Base salaries for executives located outside of North America may be adjusted based on local base salary data. Initial placement into the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Human Resources Committee may retain an external consultant to assist with this process. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executives, including the other NEOs. Over time, base salary can approach and may exceed the midpoint of the salary range.

Short-Term Incentive Plan

The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components – corporate performance and personal performance – and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the personal performance component is to recognize each executive officer’s personal contribution to certain annual operational and strategic business activities and initiatives.

For 2013, the target award was 100% of annual base salary for the CEO, 60% of annual base salary for two executive officers (Mr. Herz and Ms. James), and 50% of annual base salary for two executive officers (Messrs. Cameron and Macdonald). The target award percentage for all NEOs is determined by the Board each year. For 2013, the Board decided that the corporate performance component should represent 60% of the potential overall award and the personal component should represent 40%. For 2014, based on market data from our new executive compensation comparator group, the Board has decided that the corporate performance component will be 70% of the potential overall award and the personal component will represent 30%. Short-term incentive awards can range from 0% to 200% of the target award based on a combination of personal performance and corporate performance.

a) Corporate Performance Component

For 2013, the Board decided that the corporate performance component should be based on profitability, as measured by the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”).

The short-term incentive plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Factor Payout Level
Minimum performance is not achieved	0%
Minimum performance is achieved or exceeded, but target performance is not achieved	Less than 100%
Target performance is achieved or exceeded, but maximum performance is not achieved	Equal to or greater than 100%, but less than 200%
Maximum performance is achieved or exceeded	200%

The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.

Modified ROCE

The Board has reviewed a number of measures of profitability and has determined that Modified ROCE is a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. As a measure of the quality of returns to shareholders, Modified ROCE has a level of simplicity that allows for ease of understanding by employees. The Board reviews the use of Modified ROCE each year and in 2013, established 12% Modified ROCE as the performance target, with break-even net income as the performance minimum and 17% as the performance maximum. Refer to the “Financial Highlights” section of our 2013 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2013 was 23%, resulting in a maximum payout level of 200%.

The Company has used an enduring standard for setting the Modified ROCE target, with the target of 12% and maximum of 17%, since 1999. The Human Resources Committee recently reviewed the practice of using an enduring standard and compared this to the practice of changing targets annually based on economic conditions and budget expectations. The Committee and the Board concluded that, commencing in 2014, the Company should continue with the practice of utilizing an enduring standard for the following reasons and should adjust its Modified ROCE target to 13% and maximum threshold to 19%:

•	The enduring standard is based on achieving a long-term return above the Company’s weighted average cost of capital (“WACC”), thus ensuring that target payout is achieved only when returns exceed the WACC. We believe that this is aligned with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations.

•	The enduring standard we set for Modified ROCE does not take into account anticipated changes in commodity price or broader economic factors, which results in greater variability of payouts, since we do not decrease our targets in years when modified ROCE is expected to be lower or raise them when Modified ROCE is expected to be higher. We believe that our performance standards and payout levels should align with an appropriate level of return for shareholders, regardless of the economic conditions. This means that payouts will be low when our return is low, even if management has outperformed budget expectations. We think this aligns the interests of our management with the interests of our shareholders.

•	The Board reviews the threshold, target and maximum ROCE targets each year to ensure that they remain appropriate, primarily in light of our WACC, historical Modified ROCE results and the ROCE of our peer companies.

•	We set the Modified ROCE target independently of our annual budgeting process, which allows the budget to focus on expected results in the particular conditions, while incentives focus on long-term shareholder value creation.

•	We understand that we are in a cyclical business and that our shareholders take a longer term view of their share ownership. The use of an enduring standard ensures that our management similarly takes a long-term view—they understand that payouts will be low when commodity prices are low, but that if they remain with the Company over the long-term, their annual incentives will likely average out to an appropriate level.

From 2009 to 2013, we have paid out below target twice, at target once, and above target two times, with Modified ROCE and payouts as follows:

Year	Modified ROCE	Payout
2009	1%	9%
2010	8%	70%
2011	14%	136%
2012	12%	100%
2013	23%	200%

b) Personal Performance Component

The Human Resources Committee assigns the CEO’s personal performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their personal performance ratings and such ratings are reviewed by the Human Resources Committee and approved by the Board. The personal performance component of the short-term incentive award is based on a number of measures for each executive, as summarized below.

John Floren, President and Chief Executive Officer

Under Mr. Floren’s leadership in 2013, the Company achieved 23% Modified ROCE; record sales of 8.0 million tonnes; secured 8.5 million tonnes of sales for 2014; fostered significant engagement with the investment and analyst community; completed the

Medicine Hat expansion project, adding 90,000 metric tonnes of capacity, on time and on budget with excellent safety performance; completed major New Zealand expansion projects on time and under budget, adding up to 900,000 metric tonnes; achieved excellent progress on the 1.0 million tonne Geismar 1 relocation project with all equipment on site and an excellent safety record; reached final investment decision to proceed with the 1.0 million tonne Geismar 2 relocation project; secured a gas contract for 10 years for Geismar 1; secured agreements for gas in New Zealand to run our plants at high rates through 2018; executed the sale of 10% of Methanex Egypt to APICORP; and maintained a strong balance sheet and cost control.

Based on the corporate and personal performance achieved in 2013, the Board awarded the CEO a short-term incentive award. The Human Resources Committee considered his overall personal performance for 2013 and assigned him a personal performance rating of 200%, which was approved at the March 7, 2014 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below.

Named Executive Officer	Corporate Performance Assessment (a)	Corporate Performance Weighting (b)	Personal Performance Assessment (c)	Personal Performance Weighting (d)	Overall Performance Result (axb) + (cxd)	Short-Term Incentive Award Calculation(1) ($)
John Floren	200%	60%	200%	40%	200%	754,000 x 100% x 200% = 1,508,000

(1)	The short-term incentive award calculation is (salary at December 31, 2013) x (short-term incentive target percentage) x (overall performance result), rounded to the nearest thousand dollars.

Ian Cameron, Senior Vice President, Finance and Chief Financial Officer

Two major achievements for Mr. Cameron and his team in 2013 were (1) securing a ten-year natural gas contract to underpin the Company’s Geismar 1 operation in Louisiana, and (2) continued good financial management. The balance sheet continues to be solid and allows us to pursue our growth strategy moving forward.

Mike Herz, Senior Vice President, Corporate Development

Mr. Herz and his team (1) led a comprehensive review of the Company’s long-term strategy with the Board and throughout the entire organization, (2) successfully completed the sale of 10% of Methanex Egypt to APICORP and (3) significantly advanced our corporate development strategy.

Vanessa James, Senior Vice President, Global Marketing & Logistics

Ms. James and her team (1) achieved record sales of 8.0 million tonnes in 2013 and secured increased sales of 8.5 million tonnes for 2014, (2) continued to develop a strong customer portfolio and (3) effectively managed the supply chain by capturing basin arbitrage opportunities, identified opportunities to reduce future supply chain expenditures and improved shipping capacity.

Michael Macdonald, Senior Vice President, Global Operations

Prior to leaving the Company on January 7, 2014, Mr. Macdonald and his team continued to improve levels of quality control within the Operations function and to champion Responsible Care, while effectively implementing improved project planning and execution processes across the Company’s six manufacturing sites.

Based on the corporate and personal performance achieved in 2013, the Board awarded each NEO a short-term incentive award. The personal performance results for each of the NEOs either met or exceeded expectations and the CEO assigned performance ratings for each of them in early 2014 that were subsequently reviewed by the Human Resources Committee and approved at the March 7, 2014 Board meeting. The same formula as shown above for the CEO is used to calculate incentives for the remaining NEOs with the exception that the target award is 100% for the CEO and 50% or 60% for the remaining NEOs.

Long-Term Incentive Plan

The Company’s long-term incentive plan is designed to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. All executive officers receive 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. The PSU Plan is described on page 39.

The long-term incentive plan was modified in 2010 to replace most stock options with either non-dilutive stand-alone SARs or TSARs (stock options with tandem SARs). Shareholders approved this amendment to the stock option plan at the 2010 Annual

General Meeting. Due to a potential adverse personal tax impact for employees in some jurisdictions, employees in Belgium and Trinidad continue to receive stock options and employees in Canada receive TSARs. Employees in all other jurisdictions receive stand-alone SARs.

The Company operates within a cyclical industry and there are no publicly traded peer companies that operate in the methanol industry only. Therefore, the Board determined that grants of stock options/SARs/TSARs and PSUs for NEOs should not be affected by relative performance to a peer group of companies.

The annual grant of stock options/SARs/TSARs and PSUs is always established at the February/March Board meeting and the grant date is the date of that Board meeting. The number of stock options/SARs/TSARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility.

For 2013, the target award was 300% of the salary range midpoint for the CEO and either 125% or 160% of the applicable salary range midpoint for all other executive officers. The target award percentage for all NEOs is determined by the Board each year.

The 2013 long-term incentive plan has the following two components:

Stock Option/SARs/TSARs Plans

Under the Stock Option/SARs/TSARs Plans, executive officers are eligible for grants of Company stock options/SARs/TSARs. Stock options/SARs/TSARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada daily noon rate on the day that the closing price is established. All options granted prior to 2005 expire, in the ordinary course, 10 years after their date of grant. Stock options granted in 2005 and thereafter, and all SARs and TSARs, expire seven years after their date of grant.

As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options (stock options/SARs/TSARs since 2010) and 50% in PSUs. In 2013, Mr. Floren received 171,000 TSARs, while the other NEOs individually received either 36,000 or 39,000 TSARs or stand-alone SARs. Mr. Floren’s 2013 TSARs grant represented less than 20% of the total stock options/SARs/TSARs granted in 2013. All management personnel of the Company who are subject to the share ownership requirements or guidelines are eligible for long-term incentive awards. The table below shows the number of stock options/SARs/TSARs granted in 2013 and 2012 and their ratio to outstanding shares as at December 31, 2013 and 2012, respectively:

Employee Group	Stock Options/SARs/TSARs Granted in 2013 (#)	Number of Stock Options/SARs/TSARs Granted in 2013 as a Percentage of Outstanding Common Shares at Dec. 31, 2013(1) (%)	Stock Options/SARs/ TSARs Granted in 2012 (#)	Number of Stock Options/SARs/ TSARs Granted in 2012 as a Percentage of Outstanding Common Shares at Dec. 31, 2012(2) (%)
CEO	171,000	0.178	207,000	0.219
Executive officers (8 individuals, excluding CEO)	285,000	0.297	273,000	0.289
All other managers (approximately 130 individuals)	524,700	0.546	609,890	0.647
Total	980,700	1.021	1,089,890	1.155

(1)	The Company had 96,100,969 Common Shares outstanding as at December 31, 2013.
(2)	The Company had 94,309,970 Common Shares outstanding as at December 31, 2012.

Performance Share Unit Plan (PSUs)

PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2013 will vest on December 31, 2015. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan. At the time of vesting, a minimum of 50% to a maximum of 120% of total PSUs granted will vest depending on the Company’s performance against predetermined criteria.

For PSUs, we currently use one performance measure, absolute TSR CAGR (“Total Shareholder Return Compound Annual Growth Rate”), which aligns with shareholder expectations, is easier for employees to understand than a formula involving the use of multiple performance measures and maintains a strong line of sight for employees. While a majority of our new comparator group do include a relative metric that can help moderate the influence of the commodity price, the challenge for the Company is that it has no publicly traded methanol peers, which means that an ordinary relative metric would not have the desired moderating effect and could have undesirable outcomes if performance is measured against companies in other commodity industries with significantly different commodity cycles.

For PSUs granted in 2013, the performance criterion is TSR CAGR over the period from January 1, 2013 to December 31, 2015 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of USD $100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested.

The following table shows the TSR CAGR performance levels used to determine the number of PSUs that will actually vest based on the degree to which the TSR CAGR was achieved during the applicable Measurement Period.

Performance Measure TSR CAGR(1)	Vesting Scale Percentage of PSUs Vesting(2)
Equal to or less than 6%	50%
8%	100%
Equal to or greater than 10%	120%

(1)	For 2014, the performance measure TSR CAGR will change to 8%, 12% and 16%, respectively.
(2)	For 2014, the vesting scale will change to 25%, 100% and 150% as discussed in the paragraph immediately below.

The factor by which the vested PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. As such, a minimum of 50% to a maximum of 120% of PSUs granted will vest at the end of the applicable Measurement Period. To more fully align with the interests of shareholders and increase the percentage of performance-based pay, commencing in 2014, the payout range for the PSUs will broaden to a minimum of 25% and a maximum of 150% of PSUs granted.

The following table shows the actual vesting levels of PSUs that have vested since the PSU Plan was implemented.

PSU Grant Date (Feb/March)	PSU Vesting Date (December 31)	Actual Percentage of PSUs Vested
2006	2008	50%
2007	2009	50%
2008	2010	50%
2009	2011	120%
2010	2012	120%
2011	2013	120%

In 2013, Mr. Floren received 47,000 PSUs and the other NEOs each received between 9,000 and 11,000 PSUs as part of their 2013 long-term incentive awards. In 2013, the CEO’s PSU grant represented less than 20% of the total PSUs granted in that year.

In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half of the number of vested PSUs. These Common Shares are purchased on behalf of employees in the open market. Half of the outstanding PSUs held by an employee are considered when determining whether the individual is meeting share ownership requirements. PSUs do not entitle participants to any voting or other shareholder rights.

Deferred Share Unit Plan

Under the DSU Plan, each executive officer may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as DSUs. Such election must be made by the officer in mid-December of the fiscal year that the award relates to. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year.

A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.

DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the executive officer cannot choose a retroactive date. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

Benefits and Perquisites

Benefits and perquisites for executive officers include participation in the retirement plans described more fully starting on page 49, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares in the open market. Since 2008, the Company has provided a single, fixed amount, taxable perquisite allowance for Canadian-based executives for financial planning, automobile, social club, health, fitness and household security in lieu of individual allowances for each perquisite.

Total Compensation Expense

The total compensation expense (see Summary Compensation Table on page 46) attributable to the NEOs was not a significant percentage (less than 1%) of the Company’s revenue in 2013.

Recoupment Policy

Under the Company’s Recoupment Policy, if the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to restate its financial results; or (2) it later becomes clear that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board, in its sole discretion, can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.

Hedging

The Company’s Confidential Information and Trading in Securities policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which include all the Company’s executive officers, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

Total Shareholder Return Comparison

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2008 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars.

	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec 31, 2013
Methanex Total Return(1)	$157	$238	$188	$262	$528
S&P/TSX Composite Index Total Return	$135	$159	$145	$155	$176

(1)	For Total Return calculations, dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

Trend in Total Shareholder Return Compared to Trend in Executive Compensation

Aggregate NEO total compensation over the last five years is shown in the table below. NEO total compensation in 2013 (as disclosed in the Summary Compensation Table on page 46) is approximately 79% more than it was in 2009. Aggregate NEO total compensation increased by 60% from 2009 to 2010, decreased by approximately 2% from 2010 to 2011, increased by approximately 13% from 2011 to 2012, and increased by less than 1% from 2012 to 2013. The 60% increase in NEO total compensation from 2009 to 2010 is comparable to the 56% increase in total shareholder return between year-end 2008 and year-end 2009.

	2009	2010	2011	2012	2013
NEO Total Compensation (millions)	$7.7	$12.3	$12.1	$13.7	$13.8

However, a comparison of NEO total compensation to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO total compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs/TSARs and PSUs. The value of outstanding stock options/SARs/TSARs and PSUs varies based on the share price at the time of valuation.

The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the Aggregate Annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2013 and demonstrates the close link between the two.

(1)	Aggregate Annual NEO Compensation for each year is based on all NEOs and includes base salary and annual incentive earned in that year as reported in the Summary Compensation Table on page 46, the annual change in unrealized value for outstanding stock options/SARs/TSARs and PSUs in that year and the realized value for exercised stock options/SARs/TSARs and settled PSUs in that year. Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership requirements. See “Share Ownership Requirements” on page 45 for more information.

The annual change in unrealized value for outstanding stock options/SARs/TSARs and PSUs in each year is calculated as the difference between the value of all outstanding stock options/SARs and PSUs at December 31 of the current year and the value of all outstanding stock options/SARs/TSARs and PSUs at December 31 of the previous year.

The annual change in realized value for exercised stock options/SARs/TSARs and settled PSUs is calculated as the difference between the actual proceeds the NEO received from exercised stock options/SARs/TSARs and/or settled PSUs in the current year and the value of those stock options/SARs/TSARs and PSUs at December 31 of the previous year.

(2)	Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2008 as set out in the table under the heading “Total Shareholder Return Comparison” on page 42.

For the purposes of this graph, the values for outstanding stock options/SARs/TSARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31 for each of the years included in this graph. The value of all outstanding stock options/SARs/TSARs at December 31 is calculated using the difference between the closing price of the Common Shares on the TSX on that date and the exercise price and number of outstanding stock options/SARs/TSARs on that date for each grant. The value of all outstanding PSUs at December 31 is calculated using the closing price of the Common Shares on the TSX on that date and the number of outstanding PSUs on that date.

The following tables detail the President & CEO’s and all other NEOs’ total realized compensation plus total unrealized compensation for each of the last five years as depicted in the above graph and as described in the footnotes to that graph.

CEO	2009	2010	2011	2012	2013
Realized Compensation
Base Salary	1,120,000	1,162,000	1,220,250	1,281,500	750,250
Annual Incentive	640,000	635,000	1,250,000	1,070,000	1,508,000
Stock Options/SARs/TSARs: Value Realized on Exercise	0	0	72,801	4,277,129	1,372,052
PSUs: Value Realized on Settlement	569,813	691,268	1,022,430	2,171,519	583,967
Total Realized Compensation	2,329,813	2,488,268	3,565,481	8,800,148	4,214,269
Unrealized Compensation
Outstanding Stock Options/SARs/TSARs: Unrealized Gain at December 31 of each year	3,763,335	8,303,071	-6,852,790	4,076,911	9,034,153
Outstanding PSUs: Unrealized Gain at December 31 of each year	1,321,330	2,331,785	-1,745,782	1,384,313	3,191,764
Total Unrealized Compensation	5,084,665	10,634,856	-8,598,572	5,461,224	12,225,917
Total Realized Compensation + Total Unrealized Compensation	7,414,478	13,123,124	-5,033,091	14,261,372	16,440,186

All Other NEOs—Aggregate	2009	2010	2011	2012	2013(1)
Realized Compensation
Base Salary	1,754,000	1,807,833	1,896,000	1,984,741	1,717,750
Annual Incentive	715,000	689,000	1,319,000	1,107,000	1,656,000
Stock Options/SARs/TSARs: Value Realized on Exercise	0	123,002	1,326,762	1,436,258	7,287,752
PSUs: Value Realized on Settlement	393,945	519,788	749,780	1,590,408	1,422,246
Total Realized Compensation	2,862,945	3,139,623	5,291,542	6,118,407	12,083,748
Unrealized Compensation
Outstanding Stock Options/SARs/TSARs: Unrealized Gain at December 31 of each year	2,598,546	5,999,607	-5,496,307	4,588,110	12,378,566
Outstanding PSUs: Unrealized Gain at December 31 of each year	1,017,728	1,808,482	-1,334,006	963,117	3,075,378
Total Unrealized Compensation	3,616,274	7,808,089	-6,830,313	5,551,227	15,453,944
Total Realized Compensation + Total Unrealized Compensation	6,479,219	10,947,712	-1,538,771	11,669,634	27,537,691

(1)	The increase in total realized and unrealized compensation from 2012 to 2013 is predominately attributable to the increase in share price and increase in numbers of vested and unvested LTI units.

Stress-Testing CEO Compensation

While annual compensation awards made to the CEO are based on current year corporate and personal performance, the ultimate value from long-term incentive plan awards is linked to, and dependent upon, the Company’s ability to replicate and sustain successful annual performance over the longer term. In July 2012, the Human Resources Committee reviewed a seven-year look-back total take analysis for the former CEO that confirmed that there were appropriate performance linkages and found that there was a reasonable relationship between the CEO’s total compensation relative to total shareholder return. We anticipate conducting a three-year look- back total take analysis for the current CEO in 2016, reflecting the period from his appointment on January 1, 2013 to December 31, 2015.

Share Ownership Requirements

Each executive officer is required to own shares having a value equal to at least, in the case of the CEO, five times annual base salary and, in the case of each of the other executive officers, three times annual base salary. Half of the value of PSUs and the full value of DSUs held by an executive officer are considered when determining whether executives are meeting their share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs/TSARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date that each individual became an executive officer. All other management personnel of the Company are subject to share ownership guidelines that are related to the level of their position.

As a result of his appointment as President & CEO effective January 1, 2013, Mr. Floren’s share ownership requirement increased from three to five times his annual salary. As of December 31, 2013, Mr. Floren had met his new share ownership requirement.

The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership requirement applicable to each of them as at December 31, 2013.

Named Executive Officer	Minimum Ownership Requirement (as Multiple of Base Salary)	Common Shares Beneficially Owned or over Which Control or Direction is Exercised	PSUs Held (50% of Balance)	DSUs Held	Total Holdings	Ownership Requirement Achieved (as Multiple of Base Salary(1))
John Floren	5 times	83,500	34,438	—	117,938	9.7 times
Ian Cameron	3 times	25,778	15,118	42,063	82,959	10.3 times
Mike Herz	3 times	30,853	8,596	—	39,449	6.7 times
Vanessa James	3 times	17,669	8,596	—	26,265	4.5 times
Michael Macdonald(2)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Based on $62.08 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2013. The multiple shown demonstrates the extent to which the guideline has been achieved and is based on 2013 base salary.
(2)	Mr. Macdonald left the Company on January 7, 2014.

Shareholder Feedback on Executive Compensation

If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, you may do so through a web-based survey that can be found in the Investor Relations section of our website at www.methanex.com. See “Shareholder Survey on Executive Compensation” on page 20 for more information.

STATEMENT OF EXECUTIVE COMPENSATION

All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted.

Summary Compensation

The following table sets forth a summary of compensation earned during the last three years by the Company’s CEO, Chief Financial Officer and its three other executive officers who had the highest aggregate total compensation during 2013 (collectively, the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value(4) ($)	All Other Compen- sation(5) ($)	Total Compen- sation ($)
					Annual Incentive Plans(3)	Long- Term Incentive Plans
John Floren	2013	750,250	1,851,330	1,857,703	1,508,000	—	151,550	159,874	6,278,707
President & CEO	2012	497,250	343,750	372,938	273,000	—	82,026	108,082	1,677,046
	2011	478,250	252,090	279,820	331,000	—	78,911	106,616	1,526,687

Ian Cameron	2013	499,500	354,510	391,095	452,000	—	81,948	128,625	1,907,678
Senior VP, Finance and CFO	2012	488,500	343,750	372,938	305,000	—	80,583	125,003	1,715,774
	2011	475,750	252,090	279,820	327,000	—	78,499	121,173	1,534,332

Mike Herz	2013	360,500	433,290	423,687	349,000	—	104,462	169,585	1,840,524
Senior VP, Corporate Development	2012	294,443	100,000	94,669	116,000	—	43,725	234,217	883,031
	2011	280,746	70,025	75,551	146,800	—	41,691	244,582	859,413

Vanessa James	2013	360,500	433,290	423,687	437,000	—	40,709	157,434	1,852,620
Senior VP, Global Marketing and Logistics	2012	280,199	100,000	94,669	113,404	—	41,610	157,845	787,727
	2011	265,866	70,025	75,551	128,200	—	39,482	46,476	625,594

Michael Macdonald	2013	497,250	354,510	391,095	418,000	—	81,576	143,468	1,885,899
Senior VP, Global Operations	2012	486,250	343,750	372,938	258,000	—	80,211	137,103	1,678,252
	2011	466,250	252,090	279,820	341,000	—	76,931	132,591	1,548,682

(1)	This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. At the time of vesting, a minimum of 50% to a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2013, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2013 to December 31, 2015. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2013: $39.39; 2012: $31.25; 2011: $28.01). This valuation methodology is different than accounting fair value. In calculating the accounting fair value, the Company used a binomial pricing model to assign a probability weighted average total shareholder return factor that determines the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The accounting fair value, as calculated by the binomial pricing model on the grant date, is: 2013: CEO USD $898,640, CFO and Senior VP, Global Operations USD $172,080, Senior VP, Corporate Development and Senior VP, Global Marketing and Logistics USD $210,320; 2012: CEO (Mr. Aitken) USD $999,495, other 2012 NEOs USD $174,515; 2011: CEO (Mr. Aitken) USD $732,870, other 2011 NEOs USD $129,330. The PSU Plan is more fully described on page 39.
(2)	This column reflects the grant date fair value of stock options/SARs/TSARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs/TSARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2013: exercise price: = $39.39, Black-Scholes valuation factor = 27.58%; 2012: exercise price = $31.25, Black-Scholes valuation factor = 30.6%; 2011: exercise price = $28.01, Black-Scholes valuation factor = 33.3%). This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The actual exercise price of stock options under the Stock Option/SARs/TSARs Plan is the closing price of the Common Shares on the TSX on the day before the stock options/SARs/TSARs were granted (the Canadian dollar exercise price), converted to US dollars based on the Bank of Canada noon rate of exchange on that day. The Company’s Stock Option/SARs/TSARs Plans are more fully described on page 39.
(3)	These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. No NEOs elected to convert their annual incentive payment to DSUs as permitted under the terms of the DSU plan. The DSU Plan is more fully described on page 40. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 36.
(4)	The amounts shown for Messrs. Floren, Cameron, Macdonald, and Herz include the Company’s pension contributions both to the Company’s regular defined contribution pension plan in Canada and its defined contribution supplemental retirement plan in Canada. The amount for Ms. James is the Company’s pension contribution to the Company’s regular defined contribution pension plan in New Zealand.

(5)	The amounts shown represent:

•	For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2013 - $55,726 (1,142 units); 2012 - $25,584 (856 units); 2011 - $25,068 (992 units)); perquisite allowance (2013 - $66,000; 2012 - $57,000; 2011 - $57,000) and other miscellaneous items.

•	For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2013 - $24,463 (501 units); 2012 - $25,584 (856 units); 2011 - $25,068 (992 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2013 - $34,039 (687 units); 2012 - $29,570 (987 units); 2011 - $26,575 (1,031 units)), perquisite allowance (2013 - $57,000; 2012 - $57,000; 2011 - $57,000) and other miscellaneous items.

•	For Mr. Herz: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2013 - $13,910 (285 units); 2012 - $6,913 (231 units); 2011 $6,254 (247 units)), perquisite allowance (2013 - $57,000, 2012 and 2011 - nil) and other miscellaneous items. In 2011 and 2012, Mr. Herz was located in Hong Kong and was paid in Hong Kong dollars. While on assignment in Hong Kong, he was entitled to additional expatriate perquisites.

•	For Ms. James: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2013 - $13,910 (285 units); 2012 - $6,913 (231 units); 2011 - $6,254 (247 units)), perquisite allowance (2013 - 57,000; 2012 and 2011 - nil) and other miscellaneous items. Ms. James was on assignment in Dallas, Texas during 2011 and 2012 and was entitled to additional expatriate perquisites.

•	For Mr. Macdonald: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2013 - $24,463 (501 units); 2012 - $25,584 (856 units); 2011 - $25,068 (992 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2013 - $34,039 (687 units); 2012 - $29,570 (987 units); 2011 - $26,575 (1,031 units)), perquisite allowance (2013 - $57,000; 2012 - $57,000; 2011 - $57,000) and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of his or her perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.

Incentive Plan Awards

The following table sets forth information concerning outstanding stock options and share-based awards (PSUs) held by the NEOs as at December 31, 2013.

Outstanding Option-Based Awards and Share-Based Awards

Option-Based Awards							Share-Based Awards
Name	Year Granted	Securities Underlying Unexercised Options/ SARs/ TSARs	Option/ SAR/ TSAR Exercise Price(1)	Option/SAR/ TSAR Expiration Date	Vested Options/ SARs/ TSARs at Year-End	Value of Unexercised In-the- Money Options/ SARs/ TSARs(2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(4)
		(#)	(USD $)		(#)	($)	(#)	($)	($)
John Floren	2013	171,000	38.24	Mar 7, 2020	0	0	47,793	1,501,165
	2012	39,000	31.73	Mar 1, 2019	13,000	377,936	11,459	359,931
	2011	30,000	28.74	Mar 3, 2018	20,000	645,043			703,359
	2010	42,000	25.22	Mar 4, 2017	42,000	1,511,832
	2009	37,000	6.33	Mar 5, 2016	37,000	2,075,234
	2008	39,000	28.43	Feb 28, 2015	39,000	1,270,692

Ian Cameron	2013	36,000	38.24	Mar 7, 2020	0	0	9,152	287,457
	2012	39,000	31.73	Mar 1, 2019	13,000	377,936	11,459	359,931
	2011	30,000	28.74	Mar 3, 2018	20,000	645,043			703,359
	2010	42,000	25.22	Mar 4, 2017	42,000	1,511,832
	2009	45,000	6.33	Mar 5, 2016	45,000	2,523,934
	2008	39,000	28.43	Feb 28, 2015	39,000	1,270,692

Option-Based Awards							Share-Based Awards
Name	Year Granted	Securities Underlying Unexercised Options/ SARs/ TSARs	Option/ SAR/ TSAR Exercise Price(1)	Option/SAR/ TSAR Expiration Date	Vested Options/ SARs/ TSARs at Year-End	Value of Unexercised In-the- Money Options/ SARs/ TSARs(2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(4)
		(#)	(USD $)		(#)	($)	(#)	($)	($)

Mike Herz	2013	39,000	38.24	Mar 7, 2020	0	0	11,185	351,337
	2012	9,900	31.73	Mar 1, 2019	3,300	95,938	3,334	104,707
	2011	8,100	28.74	Mar 3, 2018	5,400	174,162			201,954
	2010	12,000	25.22	Mar 4, 2017	12,000	431,952
	2009	0	6.33	Mar 5, 2016	0	0
	2008	0	28.43	Feb 28, 2015	0	0

Vanessa James	2013	39,000	38.24	Mar 7, 2020	0	0	11,185	351,337
	2012	9,900	31.73	Mar 1, 2019	3,300	95,938	3,334	104,707
	2011	8,100	28.74	Mar 3, 2018	5,400	174,162			201,954
	2010	12,000	25.22	Mar 4, 2017	12,000	431,952
	2009	12,000	6.33	Mar 5, 2016	12,000	673,049
	2008	8,625	28.43	Feb 28, 2015	8,625	281,018

Michael Macdonald(5)	2013	36,000	38.24	Mar 7, 2020	0	0	9,152	287,457
	2012	26,000	31.73	Mar 1, 2019	0	0	11,459	359,931
	2011	10,000	28.74	Mar 3, 2018	0	0			703,359
	2010	0	25.22	Mar 4, 2017	0	0
	2009	45,000	6.33	Mar 5, 2016	45,000	2,523,934
	2008	0	28.43	Feb 28, 2015	0	0

(1)	For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the TSX on the day prior to the date of the grant converted to US dollars at the Bank of Canada noon rate of exchange on that day. One-third of the stock options/SARs/TSARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third are exercisable beginning on the third anniversary of the date of the grant. If the stock options/SARs/TSARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.
(2)	The closing price of the Common Shares on the TSX on December 31, 2013 was $62.82. For the purposes of this column, the US dollar exercise price of any stock option has been converted to Canadian dollars at the Bank of Canada noon rate of exchange on December 31, 2013.
(3)	This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded average growth rate of total shareholder return over a three-year period. The minimum payout is 50% of the vested PSU balance. The value shown is based on this minimum payout and is calculated using the closing price of the Common Shares on the TSX on December 31, 2013, being $62.82. See “Performance Share Unit Plan” on page 39 for more information.
(4)	This column reflects the settlement value of PSUs granted in 2011, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2013. The PSU Plan is described in more detail on page 39. During 2013, Messrs. Floren, Cameron and Macdonald each elected to settle such vested PSUs in cash only. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days ending December 30, 2013 ($60.90). Mr. Herz’s and Ms. James’ vested 2011 PSUs will be settled according to the general provisions of the PSU Plan. Mr. Herz and Ms. James will each receive an amount of cash equal to one-half the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares were purchased on behalf of employees on the open market between January 13 and January 31, 2014. The cash settlement value ($60.90) is described above and the share settlement value ($65.00) is the weighted average purchase price of the shares purchased between January 13 and January 31, 2014. The closing price of the Common Shares on the TSX on December 31, 2013, the vesting date of the 2011 PSUs, was $62.82. Based on the TSR CAGR achieved, the number of 2011 PSUs that vested was 120% of each individual’s 2011 PSU balance as at December 31, 2013. The number of PSUs for each NEO in respect of vested 2011 PSUs was as follows: Mr. Floren: 11,549 PSUs; Mr. Cameron: 11,549 PSUs; Mr. Herz: 3,208 PSUs; Ms. James: 3,208 PSUs; and Mr. Macdonald: 11,549 PSUs. The 2011 PSUs will be settled on March 21, 2014.

DSUs vest immediately upon grant; however, they may not be redeemed until retirement or upon death. The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by $62.82, the closing price of the Common Shares on the TSX on December 31, 2013) for all NEOs as at December 31, 2013.

NEO(*)	Outstanding DSUs as at Dec. 31, 2013 (#)	Value of Outstanding DSUs as at Dec. 31, 2013 ($)
Ian Cameron	42,063	$2,642,398
Michael Macdonald	42,063	$2,642,398

(*)	Mr. Floren, Mr. Herz and Ms. James do not currently participate in the DSU Plan due to tax implications and/or residency requirements.

(5)	Mr. Macdonald left the Company on January 7, 2014.

The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs/TSARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2013. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2013.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Option-Based Awards – Value Realized at Exercise(2) ($)	Share-Based Awards – Value Vested During the Year(3) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
John Floren	349,080	1,372,052	703,359	1,508,000
Ian Cameron	349,080	1,364,947	737,398	452,000
Mike Herz	95,930	773,299	201,954	349,000
Vanessa James	95,930	196,896	201,954	437,000
Michael Macdonald	349,080	4,952,610	737,398	418,000

(1)	The value shown in this column is calculated by multiplying the number of stock options that vested in 2013 by the difference between the exercise price, converted to Canadian dollars at the Bank of Canada noon rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date.
(2)	This amount represents, in respect of all Common Shares acquired during 2013 on exercise of stock options/SARs/TSARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium Capital, by Solium’s stockbroker.
(3)	The value shown in this column includes: (a) the settlement value of PSUs granted in 2011, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2013; and (b) the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table on page 47. Mr. Floren, Mr. Herz, and Ms. James do not currently participate in the DSU Plan due to tax implications and/or residency requirements. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.
(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table on page 46.

Retirement Plans

The Company has established registered defined contribution retirement plans that provide an annual Company contribution equal to 7% of annual base salary in the Canadian plan and 10% of annual base salary in the New Zealand plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles made by the NEO. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. No NEOs are members of a defined benefit retirement plan. All NEOs participate in a defined contribution plan.

Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plan. NEOs resident in Canada participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plan. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plan. The Canadian defined contribution supplemental retirement plan was fully funded as of December 31, 2006 and remains fully funded on an accounting basis as of December 31, 2013 for all members who are Canadian tax residents. The supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenue. Ms. James’ participation in the Canadian defined contribution supplemental retirement plan terminated on January 2, 2013 upon her return to New Zealand. No NEOs are members of any defined benefit supplemental retirement plan.

The following table shows the change in value of the defined contribution registered retirement plan and defined contribution supplemental retirement plan benefits for the NEOs.

Defined Contribution Plan Table (Registered and Supplemental Plans)

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non- Compensatory(2) ($)	Accumulated Value at Year-End ($)
John Floren	721,894	151,550	131,598	1,005,042
Ian Cameron	1,185,289	81,948	228,959	1,496,196
Mike Herz	449,692	104,462	93,535	647,689
Vanessa James	100,986	40,709	30,178	172,143
Michael Macdonald	859,173	81,576	174,638	1,115,387

(1)	The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s defined contribution supplemental retirement plan. For Ms. James, the amounts include the Company’s pension contributions to the Company’s regular defined contribution pension plan in New Zealand and to the Canadian defined contribution supplemental retirement plan from August 1, 2008 to January 2, 2013. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table on page 46.
(2)	The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans.

Change of Control and Termination Benefits for NEOs

The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when:

•	more than 40% of voting shares of the Company are acquired by an outsider;

•	a majority change in the Board of Directors of the Company occurs;

•	all or substantially all of the assets of the Company are sold to an outsider; or

•	a majority of directors determines that a change in control has occurred.

Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options and/or SARs/TSARs. A “double trigger” means that early vesting of stock options and/or SARs/TSARs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO’s employment or the NEO suffers an adverse material change in his employment status within 24 months following a Change of Control. The Company believes that “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event.

The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2013 in the event of a termination of employment:

	Resignation(1) (2)	Retirement(2)	Termination Without Cause(1)	Change of Control and Termination within 24 months(1)	Termination for Cause

Termination Payment	No payment	No payment	CEO: 2.0 x Termination Amount Other NEOs: 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other Company benefits)	CEO: 2.0 x
Termination Amount

Other NEOs: 2.0 x
Termination Amount

Termination
Amount(3) = (highest
annual salary during
last three years + the
average of last three
years’ short-term
incentive award +
any other cash
compensation awards
+ pension and other
Company benefits)

+ legal and
professional fees and
expenses

No payment

Short-Term Incentive Plan	Forfeits eligibility under the plan if resignation is before end of plan year (no prorated awards)	Eligible based on corporate and individual performance and prorated to active service in plan year	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility

Stock Options/SARs/TSARs	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Stock options/ SARs/TSARs continue to vest in the normal course and are exercisable to the expiry date	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/ TSARs	Vest immediately (upon occurrence of both Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization)	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/ SARs/TSARs

Performance Share Units	Payment of all vested units; forfeits unvested units	Units continue to vest in the normal course and are settled upon vesting	Payment of all vested units; forfeits unvested units	Immediate vesting and payment of all units (upon Change of Control only)	Payment of all vested units; forfeits unvested units

Deferred Share Units	Payment of all vested units

Registered Defined Contribution Retirement Plan	Payment of account balance

Supplemental Defined Contribution Retirement Plan	Payment of account balance

Other Company Benefits	Forfeits eligibility

(1)	Under the employment agreements, an executive officer is required to give three months’ written notice of his or her resignation and the Company is required to give three months’ written notice of termination.
(2)	Under the long-term incentive plans, retirement is defined as (a) the employee has been continuously employed by the Company for a minimum of five years; (b) the employee has notified the Company of his or her intended termination of employment at least 30 days in advance; and (c) the employee has attained 55 years of age. If the employee meets all of these criteria, his or her voluntary termination is considered a retirement. If the employee does not meet these criteria, his or her voluntary termination is considered a resignation.
(3)	The table reflects the termination amount for all currently employed NEOs other than Mr. Cameron. Mr. Cameron’s executive agreement provides for the inclusion of the value of his long-term incentives in the calculation of the Termination Amount. His termination payment is equal to (a) 2.0 times his most recent compensation (highest annual salary during the last three years plus the average of the value of the last three years’ short-term incentive awards and long-term incentive awards) and (b) compensation for pension and other Company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses. For the recently appointed NEOs – Mr. Floren, Ms. James and Mr. Herz – the value of long-term incentive awards is not included as part of the calculation of the Termination Amount. Employment agreements for any new executive officers will not include the value of long-term incentives in the calculation of the Termination Amount.

Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on his or her competitive activities, solicitation of business and hiring away for a period of one year after the termination of his or her employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 41.

Example of NEO Termination Benefits on Change of Control

Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2013.

Name	Change of Control with Termination			Termination without Cause ($)
	Termination Payment ($)	Value of Early Vested Options and Share- Based Awards(1) ($)	Total ($)
John Floren	3,471,160	8,587,882	12,059,042	3,571,160
Ian Cameron	3,389,995	3,170,494	6,560,489	1,379,895
Mike Herz	1,409,810	2,054,813	3,464,623	1,075,910
Vanessa James	1,454,345	2,054,813	3,509,158	1,075,910
Michael Macdonald(2)	N/A	N/A	N/A	N/A

(1)	All unvested PSUs vest at the time of a Change of Control. For more information on the PSU Plan please see page 39. All unvested stock options at the time of a Change of Control will become exercisable by the NEOs immediately prior to such Change of Control. For more information on the Stock Option Plan, please see pages 39 and 54. Early vesting of stock options and/or SARs/TSARs issued after January 2010 requires that both (a) a Change of Control occurs and (b) either termination of the NEO’s employment or the NEO suffers an adverse material change in employment status. This column reflects the value of unvested PSUs, including dividend equivalent PSUs granted, and unvested stock options/SARs/TSARs. For greater clarity, the value of PSUs and stock options that vested on or before December 31, 2013, in accordance with the terms of the plans, are not included in this column. Regardless of whether or not an NEO’s employment is terminated after a Change of Control event, both the unvested PSUs and unvested stock options will vest as described in this footnote.
(2)	Mr. Macdonald left the Company on January 7, 2014.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is shown in the table included in footnote (4) to the “Outstanding Option-Based Awards and Share-Based Awards” table on page 47.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the CBCA and under applicable securities laws) or which was entirely repaid before the date of this Information Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.

The insurance provides USD $100,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of USD $500,000 (USD $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than USD $100,000,000, as the insurance is subject to an annual aggregate limit of USD $100,000,000.

The cost of this insurance for the current policy year is USD $843,429.

PART V OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information as at December 31, 2013 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
	(#)	($)	(#)
Equity compensation plans approved by securityholders	3,078,005	28.51	1,260,436
Equity compensation plans not approved by securityholders	—	—	—
Total	3,078,005	28.51	1,260,436

(1)	The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada closing rate of 1.0636 on December 31, 2013.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.

Stock Option Plan

The Company has a Stock Option Plan (the “Stock Option Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Stock Option Plan, the maximum number of Common Shares that may be issued from and after May 5, 2009, pursuant to options granted, is 8,400,000 (representing approximately 9% of the Company’s 96,435,581 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular). Options may not be granted to non-management directors under the Stock Option Plan.

The following table sets out the total number of Common Shares that may be issued from and after the date of this Information Circular pursuant to options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Information Circular.

Common Shares Issuable under the Stock Option Plan from and after March 7, 2014		Common Shares Issuable Pursuant to Outstanding Unexercised Options as at March 7, 2014(1)		Common Shares Available for Future Issuance Pursuant to Options Granted from and after March 7, 2014(2)
(#)	(%)	(#)	(%)	(#)	(%)
4,003,829	4.2(3)	3,001,458	3.1(3)	1,002,371	1.0(3)

(1)	Including the options to purchase 339,450 Common Shares approved by the Board on March 7, 2014, which represents 0.35% of the Company’s outstanding Common Shares on that date. On March 8, 2013, there were options granted to purchase 619,800 Common Shares, which represented 0.65% of the Company’s outstanding Common Shares on that date.
(2)	After giving effect to the grant of options to purchase 339,450 Common Shares approved by the Board on March 7, 2014 and assuming that all outstanding unexercised options (including the March 7, 2014 options) will ultimately be exercised in full.
(3)	Approximate percentage of the Company’s 96,435,581 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular.

The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the bylaws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan.

The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the particular date upon which Common Shares were traded on the TSX. The US dollar equivalent is determined by using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the day the closing price is established.

The Stock Option Plan provides for the issuance of Stock Appreciation Rights (“SARs”) in tandem with options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the grant date upon which Common Shares were traded on the TSX. The US dollar equivalent of the closing price shall be calculated using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the same day that the closing price is established for the grant date. “Fair market value” means the closing price of a Common Share on the NASDAQ on the most recent day preceding the exercise date upon which Common Shares were traded on the NASDAQ. SARs may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.

Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, each option (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

(a)	in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date;

(b)	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

(c)	in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least five years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or (ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date; and

(d)	if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date.

Where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.

All options granted by the Company prior to 2005 have vested and each unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of grant. For options granted in 2005 and thereafter and (it is intended) in future years, one-third of the options are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options granted in 2005 and thereafter expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.

Early vesting of stock options (and related tandem SARs) would require the occurrence of both: (1) a Change of Control and (2) either termination of the executive’s employment or the executive suffers an adverse material change to his employment. Furthermore, unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.

Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it:

1.	an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.	a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors;

5.	an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.	any amendment of the Stock Option Plan to increase any maximum limit of the number of securities:

(a)	issued to insiders of the Company within any one-year period, or

(b)	issuable to insiders of the Company at any time;

which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.	if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and

8.	a change to the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.

The Board of Directors has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to:

1.	clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan);

2.	changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan;

3.	changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);

5.	changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.	additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.

No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2015 Annual General Meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 20, 2014 to be included in the Information Circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2013, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.

Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia this 7th day of March, 2014.

WENDY BACH

SENIOR VICE PRESIDENT, CORPORATE RESOURCES

AND GENERAL COUNSEL

SCHEDULE A

METHANEX CORPORATE GOVERNANCE PRINCIPLES

1.	OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES	A-2

2.	CODE OF ETHICS	A-2

3.	BOARD RESPONSIBILITIES	A-2

4.	DIRECTOR RESPONSIBILITIES	A-2

5.	BOARD LEADERSHIP	A-3

6.	BOARD MEMBERSHIP	A-3

7.	BOARD COMPENSATION	A-4

8.	SHARE OWNERSHIP	A-5

9.	ASSESSING THE BOARD’S PERFORMANCE	A-5

10.	BOARD’S INTERACTION WITH STAKEHOLDERS	A-5

11.	MEETING PROCEDURES	A-5

12.	COMMITTEE MATTERS	A-6

13.	BOARD RELATIONSHIP TO SENIOR MANAGEMENT	A-6

14.	ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS	A-6

15.	EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS	A-6

16.	REVIEW OF CORPORATE GOVERNANCE PRINCIPLES	A-7

Exhibit A to the Methanex Corporate Governance Principles		A-7

1.	OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.

2.	CODE OF ETHICS

All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.

3.	BOARD RESPONSIBILITIES

The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.

The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;

•	monitoring overall corporate performance;

•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;

•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;

•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;

•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;

•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;

•	developing the Company’s approach to corporate governance; and

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.

4.	DIRECTOR RESPONSIBILITIES

Act in best interests

The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Participation

Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.

Performance

Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include a self-evaluation and a confidential discussion with the Chairman.

Ongoing education

Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.

5.	BOARD LEADERSHIP

Selection of Chairman and CEO

The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.

Lead Independent Director

In order to ensure independent Board leadership, the Board is committed to having either an independent Chairman or a Lead Independent Director. If the Chairman is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.

Either the Chairman or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chairman or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.

6.	BOARD MEMBERSHIP

Criteria for Board membership

The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.

New directors

The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Majority voting

The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.

Orientation

The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.

Board composition

The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.

Directors who change their occupation

Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.

Term limits

The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.

Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.

Retirement age

The Board has determined that there should not be a mandatory retirement age for directors.

Other Board memberships

Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.

7.	BOARD COMPENSATION

Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.

Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee Chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.

8.	SHARE OWNERSHIP

The Company shall establish Company share ownership requirements for directors and executive officers. Other managers of the Company will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other stockholders.

9.	ASSESSING THE BOARD’S PERFORMANCE

The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.

All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chairman or the appropriate committee Chair.

10.	BOARD’S INTERACTION WITH STAKEHOLDERS

It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public, and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted in order to formulate the appropriate response.

11.	MEETING PROCEDURES

Scheduling of Board meetings and selection of agenda items

The Board holds approximately six regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.

Board materials distributed in advance

Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings

The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.

Sessions of independent directors

Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chairman (or the Lead Independent Director if the Chairman is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chairman of the business of such meetings.

12.	COMMITTEE MATTERS

Committee structure

The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.

The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.

Assignment of directors to committees

The Corporate Governance Committee is responsible for proposing to the Board the individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.

Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.

Frequency and length of committee meetings

Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.

13.	BOARD RELATIONSHIP TO SENIOR MANAGEMENT

Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.

The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.

14.	ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS

The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.

15.	EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS

Performance evaluation of the CEO

The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.

Performance evaluation and succession planning of executive officers

The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.

16.	REVIEW OF CORPORATE GOVERNANCE PRINCIPLES

The Corporate Governance Committee shall review these Corporate Governance Principles periodically and report to the Board any recommendations it may have for their amendment.

EXHIBIT A to the Methanex Corporate Governance Principles

“Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)	a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(D)	a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(E)	a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)	a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 20, 2014	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary